UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 1, 2016

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

The information contained in this Report is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186 and 333-202141, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and nine month periods ended September 30, 2016 and 2015. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this report.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of dry bulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2015. All forward-looking statements made in this report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

Unsecured Bond Repurchases

During October 2016, the Company repurchased $26.9 million of its 8.125% Senior Notes due 2019 (“2019 Notes”) for a cash consideration of $14.9 million. Since July 2016, the Company repurchased a total of $58.9 million in par value of its 2019 Notes for $30.5 million of cash.

Other Debt Developments

During October 2016, the Company prepaid one of its secured credit facilities which had an outstanding balance of $15.3 million, using $13.8 million in cash, thus achieving a $1.5 million benefit to nominal value.

In November 2016, the Company entered into a new facility to refinance one Capesize vessel. The amount drawn under the new facility was $16.1 million. The first instalment will be due 15 months from the loan drawdown date. The credit facility bears interest at LIBOR plus 300 bps per annum. The loan has a tenor of six years. The foregoing description is subject in all respects to the actual terms of the loan agreement. A copy of the loan agreement is furnished as Exhibit 10.1 to this Report and is incorporated by reference.

Series G and Series H ADS Exchange Offer

On November 8, 2016, the Company announced the completion of its offer to exchange cash and/or newly issued shares of common stock for any and all outstanding American Depository Shares (“ADSs”), each representing 1/100th of a share of its Series G and Series H Cumulative Redeemable Perpetual Preferred Stock (“Series G” and “Series H” respectively). A total number of ADSs representing 24,431 shares of Series G and Series H were validly tendered in the exchange offer, representing an aggregate nominal value of $61.1 million. We reduced our annual dividend obligation by $5.3 million and we also eliminated $4.0 million of accrued dividends. The consideration delivered to the holders in the exchange offer was comprised of $8.7 million in cash and the issuance of a total of 7.6 million shares of common stock representing a 28% to par cost.

As of November 21, 2016, Navios Holdings had outstanding 117,127,796 shares of common stock, 14,551 shares of Series G, 29,018 shares of Series H and 5,935 shares of convertible preferred stock.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Maritime Acquisition Corporation’s (“Navios Acquisition”) fleet, Navios Maritime Partners L.P.’s (“Navios Partners”) fleet, Navios Maritime Midstream Partners L.P.’s (“Navios Midstream”) fleet, Navios Europe Inc.’s (“Navios Europe I”) fleet, and Navios Europe (II) Inc.’s (“Navios Europe II”) fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Holdings currently owns 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. As of September 30, 2016, Navios Holdings owns a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. As of September 30, 2016, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition is 43.3% and its economic interest in Navios Acquisition is 46.3%.

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. Currently, Navios Holdings owns no direct equity interest in Navios Midstream.

Navios Europe I is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interest, respectively, in Navios Europe I.

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interest, respectively, in Navios Europe II.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 66 vessels totaling 6.7 million dwt. The employment profile of the fleet as of November 24, 2016 is reflected in the tables below. The 60 vessels in current operation aggregate approximately 6.1 million dwt and have an average age of 7.7 years. Navios Holdings has currently fixed 98.1% (including 18.9% index-linked charters) and 38.3% (including 28.2% index-linked charters) for the remaining three months of 2016 and for 2017, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)), representing contracted fees (net of commissions), from the contracted base charter rates of our current charter agreements of $32.6 million and $21.8 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out base rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $7,783 and $9,249 for the remaining three months of 2016 and for 2017, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining three months of 2016 and for 2017 is estimated at $12,102 and $12,168, respectively. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining three months of 2016 and 2017 are 1,606 and 8,696 days, respectively.

Owned Fleet. Navios Holdings owns a fleet comprised of 14 Ultra Handymax vessels, 13 Capesize vessels, 12 Panamax vessels and one Handysize vessel, which have an average age of approximately 9.5 years.

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	5,225	No	12/2016
Navios Ionian	Ultra Handymax	2000	52,067	3,040	No	12/2016
Navios Horizon	Ultra Handymax	2001	50,346	8,788	No	01/2017
Navios Herakles	Ultra Handymax	2001	52,061	6,318	No	02/2017
Navios Achilles	Ultra Handymax	2001	52,063	6,413	No	01/2017
Navios Vector	Ultra Handymax	2002	50,296	7,363	No	05/2017
Navios Meridian	Ultra Handymax	2002	50,316	4,750	No	12/2016
Navios Mercator	Ultra Handymax	2002	53,553	4,750	No	03/2017
Navios Arc	Ultra Handymax	2003	53,514	4,228	No	12/2016
Navios Hios	Ultra Handymax	2003	55,180	5,299 —	Pool Earnings + 4%	10/2016 02/2017
Navios Kypros	Ultra Handymax	2003	55,222	5,380 —	Pool Earnings + 4%	10/2016 02/2017
Navios Astra	Ultra Handymax	2006	53,468	5,938	No	02/2017
Navios Ulysses	Ultra Handymax	2007	55,728	5,601 —	Pool Earnings + 4%	10/2016 04/2017
Navios Celestial	Ultra Handymax	2009	58,063	8,075	No	12/2016
Navios Vega	Ultra Handymax	2009	58,792	5,347 —	Pool earnings +7%	10/2016 12/2016
Navios Magellan	Panamax	2000	74,333	7,410	No	02/2017
Navios Star	Panamax	2002	76,662	9,986 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Amitie	Panamax	2005	75,395	9,986 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Northern Star	Panamax	2005	75,395	5,510	No	04/2017
Navios Taurus	Panamax	2005	76,596	5,313 —	Average basis Panamax Index 4TC Routes + 4%	12/2016 01/2017
Navios Asteriks	Panamax	2005	76,801	4,556 —	Average basis Panamax Index 4TC Routes + 4%	11/2016 11/2018
N Amalthia	Panamax	2006	75,318	9,986 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
N Bonanza	Panamax	2006	76,596	4,640 —	No Average basis Panamax Index 4TC Routes + 4%	11/2016 11/2018
Navios Galileo	Panamax	2006	76,596	9,986 —	No 100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Avior	Panamax	2012	81,355	5,273 —	Weighted average basis Panamax Index Routes +16.5%	11/2016 03/2017

Navios Centaurus	Panamax	2012	81,472	11,983 —	No 110% of average Panamax Index 4TC Routes less adjustment to be based on index formula	12/2016 12/2018
Navios Sphera	Panamax	2016	84,872	11,983 —	No 123% of average Panamax Index 4TC Routes less adjustment to be based on index formula	01/2017 01/2019
Navios Stellar	Capesize	2009	169,001	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017
Navios Happiness	Capesize	2009	180,022	8,074 —	$4,750 + 50% weighted average Baltic Capesize Index 5TC Index Routes	12/2016 01/2017
Navios Bonavis	Capesize	2009	180,022	11,400	No	12/2016
Navios Phoenix	Capesize	2009	180,242	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	08/2017	(15)
Navios Lumen	Capesize	2009	180,661	5,083	No	01/2017
Navios Antares	Capesize	2010	169,059	13,200	No	02/2017
Navios Etoile	Capesize	2010	179,234	9,025	No	01/2018
Navios Bonheur	Capesize	2010	179,259	—	Pool Earnings	01/2017
Navios Altamira	Capesize	2011	179,165	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	09/2017
Navios Azimuth	Capesize	2011	179,169	5,083	No	02/2017
Navios Ray	Capesize	2012	179,515	8,075	No	01/2017
Navios Gem	Capesize	2014	181,336	8,416 —	$5,000 + 55% Weighted Average Baltic Capesize Index 5TC Index Routes	12/2016 01/2017
Navios Mars	Capesize	2016	181,259	—	$11,455 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of 11 Panamax, eight Capesize, six Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 5.1 years. Of the 26 chartered-in vessels, 20 are currently in operation and six are scheduled for delivery at various times during the fourth quarter of 2016 and the first quarter of 2017, as set forth in the following table:

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	5,700		12/2016
Navios Primavera	Ultra Handymax	2007	53,464	Yes		6,649		03/2017
Mercury Ocean	Ultra Handymax	2008	53,452	No		6,650		03/2017
Kouju Lily	Ultra Handymax	2011	58,872	No		9,025		04/2017
Navios Oriana	Ultra Handymax	2012	61,442	Yes		5,941 —	(5) (5)	10/2016 02/2017
Navios Mercury	Ultra Handymax	2013	61,393	Yes		5,942 —	(5) (5)	10/2016 02/2017
Navios Venus	Ultra Handymax	2015	61,339	Yes		6,080 —	(5) (5)	10/2016 02/2017
Navios Aldebaran	Panamax	2008	76,500	Yes		6,508		04/2017
Navios Marco Polo	Panamax	2011	80,647	Yes		11,983 —	(6)	01/2017 09/2018
Navios Southern Star	Panamax	2013	82,224	Yes		6,077 —	(7) (8)	11/2016 02/2017
Sea Victory	Panamax	2014	77,095	Yes		9,986 —	(9)	11/2016 11/2018
Navios Sky	Panamax	2015	82,056	Yes		11,983 —	(10)	03/2017 03/2019
Navios Amber	Panamax	2015	80,994	Yes		11,983 —	(11)	01/2017 01/2019
Navios Coral	Panamax	2016	84,904	Yes		7,986 —	(12) (12)	11/2016 06/2017
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes		7,810 —	(13) (13)	11/2016 01/2017
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Canary	Capesize	2015	180,528	Yes		9,975		12/2017
Dream Coral	Capesize	2015	181,249	Yes		12,350		02/2018
Navios Felix	Capesize	2016	180,221	Yes		14,205 —	(14) (14)	11/2016 11/2017

Long-term Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Osmarine	Panamax	Q1 2017	No	76,000
KM Imabari	Panamax	Q1 2017	No	76,000
Navios Citrine	Panamax	Q1 2017	Yes	81,000
Navios Dolphin	Panamax	Q1 2017	Yes	81,000
Equator Prosper	Capesize	Q4 2016	No	170,000
Pacific Explorer	Capesize	Q4 2016	No	177,000

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Based on Pool Earnings + 18%.

(6)	Based on 113% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(7)	Based on 120% in excess of $6,000 basis Panamax Index 4TC Routes.
(8)	Based on 114% in excess of $3,350 basis Panamax Index 4TC Routes.
(9)	Based on 114% of average Baltic Panamax Index 4TC Routes less $2,488/day.
(10)	Based on 115% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(11)	Based on 120% of average Baltic Panamax 4TC Routes less adjustment to be based on index formula.
(12)	Based on 120.5% of average Baltic Panamax Index 4TC Routes.
(13)	Based on 150% in excess of $4,750 basis Baltic Capesize Index 5TC.
(14)	Based on 120% of average Baltic Capesize 4TC Routes less adjustment to be based on index formula.
(15)	Subject to COA of $34,013 per day for the remaining period until fourth quarter of 2016.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating and counterparty risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and Forward Freight Agreements (“FFAs”).

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $11,452 per day for the nine month period ended September 30, 2016. The average long-term charter-in hire rate per vessel included in this document was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the period under review; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the period. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Generally, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the prices or the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.7 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company, less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period, less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 9.5 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

COAs and FFAs

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic cargo contracts.

Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions or as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed since 2012. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Listing Developments

Navios Holdings received confirmation from the New York Stock Exchange (“NYSE”) on September 1, 2016, that it had regained compliance with all NYSE continued listing requirements after its average closing share price for the 30 trading-day period ended August 31, 2016, and its closing price on August 31, 2016, was $1.00.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: Dry bulk Vessel Operations and Logistics Business. The Dry bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended September 30, 2016 Compared to the Three Month Period Ended September 30, 2015

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2016 and 2015, respectively. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month Period Ended September 30, 2016	Three Month Period Ended September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$113,087	$130,955
Administrative fee revenue from affiliates	5,472	4,142
Time charter, voyage and logistics business expenses	(41,846)	(63,386)
Direct vessel expenses	(33,269)	(33,751)
General and administrative expenses incurred on behalf of affiliates	(5,472)	(4,142)
General and administrative expenses	(6,182)	(6,303)
Depreciation and amortization	(41,432)	(27,356)
Interest expense and finance cost, net	(26,809)	(27,534)
Gain on bond extinguishment	15,956	—
Other expense, net	(3,844)	(6,709)

Loss before equity in net earnings of affiliated companies	$(24,339)	$(34,084)
Equity in net (loss)/ earnings of affiliated companies	(735)	16,828

Loss before taxes	$(25,074)	$(17,256)
Income tax expense	(1,413)	(955)

Net loss	$(26,487)	$(18,211)
Less: Net income attributable to the noncontrolling interest	(1,016)	(3,850)

Net loss attributable to Navios Holdings common stockholders	$(27,503)	$(22,061)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the three month periods ended September 30, 2016 and 2015 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended September 30,
	2016	2015
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,215	6,245
Operating days	5,206	6,122
Fleet utilization	99.8%	98.0%
Equivalent vessels	57	68
AVERAGE DAILY RESULTS
Time Charter Equivalents	$9,010	$8,570

During the three month period ended September 30, 2016, there were 1,030 less available days, as compared to the same period in 2015, mainly due to a decrease in short-term charter-in and long-term charter-in fleet available days by 1,246 days. The decrease was partially mitigated by an increase in available days for owned vessels by 216 days, mainly due to the delivery of the Navios Sphera and Navios Mars in January 2016.

The average TCE rate for the three month period ended September 30, 2016 was $9,010 per day, which was $440 per day higher than the rate achieved in the same period in 2015, due to lower voyage expenses.

Revenue: Revenue from dry bulk vessel operations for the three month period ended September 30, 2016 was $49.7 million as compared to $63.6 million for the same period in 2015. The decrease in dry bulk revenue was mainly attributable to (i) a net decrease in available days of our fleet; and (ii) the decline in the freight market during 2016, as compared to the same period in 2015.

Revenue from the logistics business was $63.4 million for the three months ended September 30, 2016 as compared to $67.3 million for the same period in 2015. This decrease was mainly attributable to (i) a decrease of the cargo moved in the dry port terminal; (ii) a decrease in the number of available days of the cabotage fleet; and (iii) a decrease in the volume of cargo transported under spot contracts. The total decrease of revenue from the logistics business was partially mitigated by an increase in sales of products in the liquid terminal.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $1.4 million, or 32.1%, to $5.5 million for the three month period ended September 30, 2016, as compared to $4.1 million for the same period in 2015. See the General and Administrative Expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $21.5 million, or 34.0%, to $41.8 million for the three month period ended September 30, 2016, as compared to $63.4 million for the three month period ended September 30, 2015.

The time charter and voyage expenses from dry bulk operations decreased by $24.2 million, or 50.5%, to $23.7 million for the three month period ended September 30, 2016, as compared to $47.9 million for the three month period ended September 30, 2015. This decrease was mainly attributable to (i) a decrease in charter-in expenses by $16.8 million, mainly due to a decrease in charter-in available days; (ii) a decrease in fuel expenses by $3.8 million; and (iii) a decrease in other voyage expenses by $3.6 million.

Of the total amounts of time charter, voyages and logistics business expenses for the three month periods ended September 30, 2016 and 2015, $18.1 million and $15.5 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses related to Navios Logistics was mainly attributable to (i) an increase in volume of products sold in the liquid port terminal in Paraguay; (ii) higher number of trips performed for the barge business; (iii) and an increase in short-term time charter expenses of the cabotage business.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.5 million, or 1.4%, to $33.3 million for the three month period ended September 30, 2016, as compared to $33.8 million for the three month period ended September 30, 2015. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $0.1 million, or 1.1%, to $12.3 million for the three month period ended September 30, 2016, as compared to $12.4 million for the three month period ended September 30, 2015. This decrease was mainly attributable to a decrease in lubricants and chemicals expenses, partially mitigated by an increase in available days of our own fleet.

Of the total amounts of direct vessel expenses for the three month periods ended September 30, 2016 and 2015, $21.0 million and $21.4 million, respectively, related to Navios Logistics. The decrease in direct vessel expenses related to Navios Logistics was mainly attributable to lower crew costs in the cabotage business.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $1.4 million, or 32.1%, to $5.5 million for the three month period ended September 30, 2016, as compared to $4.1 million for the same period in 2015. See the General and Administrative Expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings comprise the following:

(in thousands of U.S. dollars)	Three Month Period Ended September 30, 2016 (unaudited)	Three Month Period Ended September 30, 2015 (unaudited)
Administrative fee revenue from affiliates	$(5,472)	$(4,142)
General and administrative expenses incurred on behalf of affiliates	$5,472	$4,142
General and administrative expenses	$6,182	$6,303

	Three Month Period Ended September 30, 2016	Three Month Period Ended September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$2,763	$3,202
Logistics Business	$3,419	$3,101

General and administrative expenses	$6,182	$6,303

The decrease in general and administrative expenses by $0.1 million, or 1.9%, to $6.2 million for the three month period ended September 30, 2016, as compared to $6.3 million for the three month period ended September 30, 2015, was mainly attributable to (i) a $0.1 million decrease in payroll and other related costs; (ii) a $0.2 million decrease in professional, legal and audit fees; and (iii) a $0.1 million decrease in other administrative expenses. The decrease was partially mitigated by a $0.3 million increase attributable to the logistics business due to an increase in payroll and related expenses.

Depreciation and Amortization: For the three month period ended September 30, 2016, depreciation and amortization increased by $14.0 million, or 51.5%, to $41.4 million as compared to $27.4 million for the three month period ended September 30, 2015. The increase was mainly attributable to (i) an increase in depreciation of dry bulk vessels by $0.7 million, due to the delivery of the Navios Sphera and Navios Mars in January 2016;(ii) a $12.1 million increase in amortization expense mainly due to the early redelivery of one vessel to the headowner in the third quarter of 2016, resulting in the subsequent write-off of the related purchase option and the favorable lease balance; and (iii) an increase in depreciation and amortization of the logistics business by $1.2 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the three month period ended September 30, 2016 decreased by $0.7 million, or 2.6%, to $26.8 million, as compared to $27.5 million in the same period in 2015. The decrease was mainly due to (i) a $0.9 million decrease in the interest expense and finance cost, net attributable to the logistics business; and (ii) a $0.2 million increase in interest expense and finance cost, net attributable to the dry bulk vessel operations.

Gain on bond extinguishment: During the three month period ended September 30, 2016, the Company repurchased $32.0 million of its 2019 Notes for a cash consideration of $15.7 million resulting in a gain on bond extinguishment of $16.0 million, net of deferred fees written-off.

Other Expense, Net: Other expense, net decreased by $2.9 million, or 42.7%, to a $3.8 million for the three month period ended September 30, 2016, as compared to $6.7 million for the same period in 2015. This decrease was due to a $3.4 million decrease in other expense, net of dry bulk vessel operations, partially mitigated by a $0.5 million increase in other expense, net attributable to the logistics business.

The decrease in other expense, net of dry bulk vessels operations was mainly due to (i) a $1.8 million decrease in expense relating to the reclassification to earnings of available-for-sale securities for an other-than-temporary impairment recorded during the third quarter of 2015; (ii) a $1.4 million decrease in expenses relating to claims, under the “Navios Partners Guarantee” (as defined below) recorded during the third quarter of 2015; and (ii) a $0.2 million decrease in other expense, net relating to miscellaneous voyage expenses.

The increase in other expense, net related to the logistics business was mainly due to an increase in other expense, net in the barge business mainly due to foreign exchange differences, partially mitigated by a decrease in other expense, net in the cabotage business, mainly due to decreases in taxes other than income taxes and other expenses, and a decrease in other expense.

Equity in Net (Loss)/ Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $17.5 million, or 104.4%, to net loss of $0.7 million for the three month period ended September 30, 2016, as compared to net profit of $16.8 million for the same period in 2015, due to (i) a $17.2 million decrease in equity method income; and (ii) a $0.3 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $17.2 million decrease in equity method income was mainly due to (i) a $9.6 million decrease in equity method income from Navios Partners; (ii) a $6.9 million decrease in equity method income from Navios Acquisition; and (iii) a $0.8 million decrease in equity method income from Navios Europe I and Navios Europe II. Total decrease was partially mitigated by a $0.1 million increase in equity method from Acropolis.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners. See also the Related Party Transactions discussion below.

Income Tax Expense: Income tax expense increased by $0.4 million to $1.4 million for the three month period ended September 30, 2016, as compared to $1.0 million expense for the same period in 2015. The total change in income tax was attributable to Navios Logistics and related to a $0.2 million increase in income tax of the barge business and a $0.2 million increase in income tax expense of the cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $2.8 million to $1.0 million for the three month period ended September 30, 2016, as compared to $3.8 million for the same period in 2015. This decrease was attributable to lower net income of the logistics business for the three month period ended September 30, 2016, as compared to the same period in 2015.

For the Nine Month Period Ended September 30, 2016 Compared to the Nine Month Period Ended September 30, 2015

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2016 and 2015. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Nine Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$320,307	$369,074
Administrative fee revenue from affiliates	16,417	11,946
Time charter, voyage and logistics business expenses	(124,322)	(191,176)
Direct vessel expenses	(98,028)	(100,316)
General and administrative expenses incurred on behalf of affiliates	(16,417)	(11,946)
General and administrative expenses	(19,012)	(21,782)
Depreciation and amortization	(88,391)	(76,040)
Interest expense and finance cost, net	(81,257)	(83,410)
Gain on bond extinguishment	15,956	—
Other income/(expense), net	5,290	(11,944)

Loss before equity in net earnings of affiliated companies	$(69,457)	$(115,594)
Equity in net earnings of affiliated companies	15,641	48,708

Loss before taxes	$(53,816)	$(66,886)
Income tax (expense)/benefit	(1,837)	888

Net loss	$(55,653)	$(65,998)
Less: Net income attributable to the noncontrolling interest	(5,731)	(7,554)

Net loss attributable to Navios Holdings common stockholders	$(61,384)	$(73,552)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the nine month periods ended September 30, 2016 and 2015 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Nine Month Period Ended September 30,
	2016	2015
	(unaudited)	(unaudited)
FLEET DATA
Available days	16,373	17,429
Operating days	16,238	17,188
Fleet utilization	99.2%	98.6%
Equivalent vessels	60	64
AVERAGE DAILY RESULTS
Time Charter Equivalents	$8,102	$7,776

During the nine month period ended September 30, 2016, there were 1,056 less available days as compared to the same period in 2015, due to a decrease in short-term charter-in and long-term charter-in fleet available days by 1,857 days, partially mitigated by an increase in available days for owned vessels by 801 days, mainly due to the delivery of the Navios Sphera and Navios Mars in January 2016.

The average TCE rate for the nine month period ended September 30, 2016 was $8,102 per day, $326 per day higher than the rate achieved in the same period in 2015, due to lower voyage expenses.

Revenue: Revenue from dry bulk vessel operations for the nine months ended September 30, 2016 was $142.9 million as compared to $170.4 million for the same period during 2015. The decrease in dry bulk revenue was mainly attributable to (i) a net decrease in available days of our fleet; and (ii) the decline in the freight market during 2016, as compared to the same period in 2015.

Revenue from the logistics business was $177.4 million for the nine months ended September 30, 2016 as compared to $198.6 million for the same period in 2015. This decrease was mainly attributable to (i) a decrease of products transported in the dry and liquid port terminals; (ii) a decrease in the number of available days of the cabotage fleet; and (iii) the decrease in sales of products in the liquid terminal.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $4.5 million, or 37.4%, to $16.4 million for the nine month period ended September 30, 2016, as compared to $11.9 million for the same period in 2015. See the General and Administrative Expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $66.9 million, or 35.0%, to $124.3 million for the nine month period ended September 30, 2016, as compared to $191.2 million for the nine month period ended September 30, 2015.

The time charter and voyage expenses from dry bulk operations decreased by $54.9 million, or 41.1%, to $78.7 million for the nine month period ended September 30, 2016, as compared to $133.6 million for the nine month period ended September 30, 2015. This was primarily due to (i) a decrease in charter-in expenses by $30.3 million, mainly due to a decrease in charter-in available days; (ii) a decrease in fuel expenses by $15.8 million; and (iii) a decrease in other voyage expenses by $8.8 million.

Of the total amounts of time charter, voyage and logistics business expenses for the nine month periods ended September 30, 2016 and 2015, $45.6 million and $57.5 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses related to Navios Logistics was mainly attributable to (i) a decrease in volume and price of products sold in the liquid port in Paraguay; and (ii) a decrease in the number of available days of the cabotage fleet. The decrease was partially mitigated by an increase in port terminal expenses.

Direct Vessel Expenses: Direct vessel expenses decreased by $2.3 million, or 2.3%, to $98.0 million for the nine month period ended September 30, 2016, as compared to $100.3 million for the same period in 2015. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations increased by $1.0 million, or 2.5%, to $38.9 million for the nine month period ended September 30, 2016, as compared to $38.0 million for the nine month period ended September 30, 2015. This increase was mainly attributable to an increase in available days for owned vessels mainly due to the delivery of Navios Sphera and Navios Mars in January 2016.

Of the total amounts of direct vessel expenses for the nine month periods ended September 30, 2016 and 2015, $59.1 million and $62.3 million, respectively, related to Navios Logistics. The decrease in direct vessel expenses related to Navios Logistics was mainly attributable to a decrease in crew costs in the cabotage and barge business, partially mitigated by an increase in the direct vessel expenses of the barge business.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $4.5 million, or 37.4%, to $16.4 million for the nine month period ended September 30, 2016, as compared to $11.9 million for the same period in 2015. See the General and Administrative Expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings comprise of the following:

(in thousands of U.S. dollars)	Nine Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2015 (unaudited)
Administrative fee revenue from affiliates	$(16,417)	$(11,946)
General and administrative expenses incurred on behalf of affiliates	$16,417	$11,946
General and administrative expenses	$19,012	$21,782

	Nine Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$8,757	$11,164
Logistics Business	$10,255	$10,618

General and administrative expenses	$19,012	$21,782

The decrease in general and administrative expenses by $2.8 million, or 12.7%, to $19.0 million for the nine month period ended September 30, 2016, as compared to $21.8 million for the nine month period ended September 30, 2015, was mainly attributable to (i) a $1.3 million decrease in payroll and other related costs; (ii) a $0.4 million decrease attributable to the logistics business mainly due to a decrease in payroll and related expenses; (iii) a $0.3 million decrease in professional, legal and audit fees; and (iv) a $0.8 million decrease in other administrative expenses, including office expenses.

Depreciation and Amortization: For the nine month period ended September 30, 2016, depreciation and amortization increased by $12.4 million, or 16.2%, to $88.4 million as compared to $76.0 million for the nine month period ended September 30, 2015. The increase was mainly attributable to (i) an increase in depreciation of dry bulk vessels by $2.2 million, due to the delivery of the Navios Sphera and Navios Mars in January 2016; (ii) an $ 9.0 million increase in amortization expenses mainly due to the earlier redelivery of one vessel to the headowner in the third quarter of 2016, resulting in the subsequent write-off of the purchase option and the favorable lease balance and (iii) an increase in depreciation and amortization of the logistics business by $1.2 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the nine month period ended September 30, 2016 decreased by $2.1 million, or 2.6%, to $81.3 million, as compared to $83.4 million in the same period of 2015. This decrease was mainly due to (i) a $2.4 million decrease in interest expense and finance cost, net attributable to the logistics business; (ii) a $2.2 million increase in interest expense and finance cost, net attributable to the dry bulk vessel operations, mainly due to the new loan concluded in January 2016, to finance the acquisition of Navios Mars and Navios Sphera; and (iii) a $1.9 million increase in interest income of the dry bulk vessel operations, mainly due to higher interest income from loans provided to Navios Europe II and Navios Partners under the Navios Partners Credit Facility (as defined herein).

Gain on bond extinguishment: During the nine month period ended September 30, 2016, the Company repurchased $32.0 million of its 2019 Notes for a cash consideration of $15.7 million resulting in a gain on bond extinguishment of $16.0 million, net of deferred fees written-off.

Other Income/(Expense), Net: Other income/(expense), net increased by $17.2 million, or 144.3%, to $5.3 million of income for the nine month period ended September 30, 2016, as compared to $11.9 million of expense for the same period in 2015. This increase was due to (i) a $15.0 million increase in other income, net of dry bulk vessel operations; and (ii) a $2.2 million decrease in other expense, net of the logistics business.

The increase in other income, net of dry bulk vessels operations was mainly due to (i) the early redelivery of a vessel, in exchange for $13.0 million in cash and settlement of outstanding claims payable to the charterer amounting to $1.9 million; and (ii) a $1.4 million decrease in expense relating to the reclassification to earnings of available-for-sale securities for other-than-temporary impairment. This increase was mitigated by (i) a $2.2 million increase in loss from foreign exchange differences; (ii) a $0.3 million decrease in miscellaneous other expense, net.

The decrease in other expense, net by $2.2 million related to the logistics business was mainly due to (i) lower taxes, other-than-income taxes; and (ii) favorable foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $33.1 million, or 67.9%, to $15.6 million for the nine month period ended September 30, 2016, as compared to the same period in 2015, due to (i) a $32.2 million decrease in equity method income; and (ii) a $0.9 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $32.2 million decrease in equity method income was mainly due to (i) a $18.6 million decrease in equity method income from Navios Partners; (ii) a $12.8 million decrease in equity method income from Navios Acquisition; (iii) a $0.8 million decrease in equity method income from Navios Europe I and Navios Europe II, and was partially mitigated by a $0.1 million increase in equity method from Acropolis.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners. See also the Related Party Transactions discussion below.

Income Tax (Expense)/Benefit: Income tax expense for the nine month period ended September 30, 2016 increased by $2.7 million, to $1.8 million expense for the nine month period ended September 30, 2016, as compared to a $0.9 million tax benefit for the same period in 2015. The total change in income tax was attributable to Navios Logistics and was mainly related to a $2.9 million increase in income tax of the barge business, partially mitigated by a $0.2 million decrease in income tax expense of the cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $1.9 million to $5.7 million for the nine month period ended September 30, 2016, as compared to $7.6 million for the same period in 2015. This increase was attributable to lower net income of the logistics business for the nine month period ended September 30, 2016, as compared to net income the same period in 2015.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments and/or prepayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt and/or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements and equity instruments, and other factors management deems relevant. Generally, Navios Holdings’ sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of its stake in its investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs as our ability to secure adequate financing and obtain additional funds is partially dependent on market and industry factors. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the nine month periods ended September 30, 2016 and 2015.

	Nine Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$42,277	$22,378
Net cash used in investing activities	(129,409)	(27,624)
Net cash provided by/(used in) financing activities	82,275	(68,950)

Decrease in cash and cash equivalents	(4,857)	(74,196)
Cash and cash equivalents, beginning of year	163,412	247,556

Cash and cash equivalents, end of period	$158,555	$173,360

Cash provided by operating activities for the nine month period ended September 30, 2016 as compared to the nine month period ended September 30, 2015:

Net cash provided by operating activities increased by $19.9 million to $42.3 million for the nine month period ended September 30, 2016, as compared to $22.4 million for the nine month period ended September 30, 2015. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $88.8 million non-cash gain for the nine month period ended September 30, 2016, which consisted mainly of the following adjustments: $88.5 million of depreciation and amortization, $10.2 million of amortization of deferred drydock expenses, $4.1 million of amortization of deferred finance fees, $2.5 million relating to share-based compensation, $1.8 million movement in income taxes, $0.3 million realized holding loss on investment in available-for-sale securities, and $0.6 million provision for losses on accounts receivable. These adjustments were mitigated by a $16.0 million gain on bond extinguishment and by a $3.2 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $9.1 million for the nine month period ended September 30, 2016 resulted from a $18.8 million increase in amounts due to affiliates, a $18.3 million increase in other long term liabilities and a $10.5 million increase in accounts payable. These were mitigated by a $12.1 million decrease in accrued expenses, $7.4 million in payments for drydock and special survey costs, a $4.7 million increase in inventories, a $5.9 million increase in prepaid expenses and other assets, a $2.9 million increase in restricted cash, a $2.9 million decrease in deferred income and a $2.5 million increase in accounts receivable.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $70.3 million non-cash gain for the nine month period ended September 30, 2015, which consisted mainly of the following adjustments: $76.0 million of depreciation and amortization, $9.5 million of amortization of deferred drydock and special survey costs, $3.3 million of amortization of deferred finance fees, $2.2 million relating to share-based compensation, $0.1 million provision for losses on accounts receivable and $1.8 million reclassification to earnings of available-for-sale securities for an other-than-temporary impairment. These adjustments were mitigated by a $0.9 million movement in income taxes and a $21.7 million movement in earnings in affiliates, net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $18.0 million for the nine month period ended September 30, 2015 resulted from a $16.3 million decrease in accounts receivable, a $24.4 million decrease in amounts due from affiliates, a $6.9 million increase in accounts payable and a $9.7 million decrease in inventories. These were mitigated by a $19.8 million payment for drydock and special survey costs, a $11.4 million decrease in accrued expenses, a $2.5 increase in prepaid expenses and other assets, a $2.1 million decrease in deferred income and a $3.5 million decrease in other long term liabilities.

Cash used in investing activities for the nine month period ended September 30, 2016 as compared to the nine month period ended September 30, 2015:

Cash used in investing activities was $129.4 million for the nine month period ended September 30, 2016, as compared to $27.6 million for the same period in 2015.

Cash used in investing activities for the nine months ended September 30, 2016 was the result of (i) $60.1 million in payments relating to the acquisition of Navios Sphera and Navios Mars, delivered in January 2016; (ii) $65.3 million in payments for the expansion of the Navios Logistics’ dry port terminal; (iii) $1.1 million in payments for the construction of the Navios Logistics’ three new pushboats; (iv) a $4.3 million loan to Navios Europe II; and (v) $3.9 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics. These were mitigated by $5.3 million proceeds from the sale of available-for-sale securities.

Cash used in investing activities for the nine months ended September 30, 2015 was the result of (i) $16.2 million in payments for the acquisition of common units and general partner units following Navios Partners’ offering in February 2015; (ii) $6.9 million in payments relating to deposits for the acquisition of Navios Sphera and Navios Mars, delivered in January 2016; (iii) a $6.6 million loan to Navios Europe II; (iv) $0.2 million of payments in other fixed assets; (v) $6.7 million investment in Navios Europe II; and (vi) $15.1 million of payments relating to Navios Logistics as follows: (a) $0.8 million in payments for the transportation and other acquisition costs of new dry barges, (b) $4.6 million in payments for the expansion of the dry port terminal, (c) $4.6 million in payments for the construction of the three new pushboats; and (d) $5.1 million in payments for improvements and purchase of other fixed assets. The above was partially offset by (i) $14.6 million in dividends received from Navios Acquisition; and (ii) $9.5 million loan repayment from Navios Acquisition.

Cash provided by/ (used in) financing activities for the nine month period ended September 30, 2016 as compared to cash used in financing activities for the nine month period ended September 30, 2015:

Cash provided by financing activities was $82.3 million for the nine month period ended September 30, 2016, compared to $69.0 million used in for the same period of 2015.

Cash provided by financing activities for the nine months ended September 30, 2016 was the result of (i) $39.1 million of loan proceeds (net of $0.8 million finance fees) to finance the acquisition of Navios Sphera and Navios Mars; (ii) $28.9 million of proceeds from Navios Logistics’ Notes Payable (as defined herein); (iii) $11.6 million decrease in restricted cash relating to loan repayments and security under certain credit facilities; and (iv) $48.4 million of loan proceeds from the Navios Acquisition credit facility (net of $1.6 million finance fees). This was partially offset by (i) $22.4 million of payments performed in connection with the Company’s outstanding indebtedness; (ii) $15.7 million of payment for the repurchases of the 2019 Notes; (iii) $3.7 million of dividends paid to the Company’s holders of Series G and Series H; (iv) $0.8 million in payments for the acquisition of treasury stock; (v) $2.5 million relating to payments for capital lease obligations; and (vi) $0.6 million of payments in connection with Navios Logistics’ Notes Payable.

Cash used in financing activities for the nine months ended September 30, 2015 was the result of (i) $31.0 million of payments performed in connection with the Company’s outstanding indebtedness, of which $24.1 million related to installments for the year 2015 and the remaining $6.9 million to installments for the year 2016; (ii) $6.8 million for the payment of the balance of the purchase price for two companies acquired by Navios Logistics in 2014 (both acquisitions of intangible assets), (iii) $1.0 million relating to payments for capital lease obligations; and (iv) $31.4 million of dividends paid to the Company’s stockholders. This was partially offset by a $1.2 million movement in restricted cash relating to loan repayments.

Adjusted EBITDA: Adjusted EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization, income taxes and stock-based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, and (ix) loss on sale and reclassification to earnings of available–for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$2,140	$20,639
Net increase in operating assets	8,247	30,837
Net (increase) in operating liabilities	(3,381)	(45,771)
Net interest cost	26,809	27,534
Deferred finance charges	(1,359)	(1,135)
Provision for losses on accounts receivable	(453)	(95)
Equity in affiliates, net of dividends received	(4,857)	7,512
Payments for drydock and special survey costs	4,303	3,867
Noncontrolling interest	(1,016)	(3,850)
Loss on sale and reclassification to earnings of available for sale securities	—	(1,783)
Gain on bond extinguishment	15,956	—

Adjusted EBITDA	$46,389	$37,755

	Nine Months Ended
	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$42,277	$22,378
Net decrease/ (increase) in operating assets	20,023	(28,671)
Net (increase) in operating liabilities	(36,537)	(9,142)
Net interest cost	81,257	83,410
Deferred finance charges	(4,054)	(3,290)
Provision for losses on accounts receivable	(602)	(104)
Equity in affiliates, net of dividends received	3,248	21,674
Payments for drydock and special survey costs	7,375	19,783
Noncontrolling interest	(5,731)	(7,554)
Loss on sale and reclassification to earnings of available for sale securities	(345)	(1,783)
Gain on bond extinguishment	15,956	—

Adjusted EBITDA	$122,867	$96,701

Adjusted EBITDA for the three months ended September 30, 2016 increased by $8.6 million to $46.4 million as compared to $37.8 million for the same period of 2015. The $8.6 million increase in Adjusted EBITDA was primarily due to (i) a $21.6 million decrease in time charter, voyage and logistics business expenses; (ii) a 16.0 million gain on bond extinguishment; (iii) a $2.9 million decrease in net income attributable to noncontrolling interest; (iv) a $2.7 million decrease in other expense, net; (v) a $0.5 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (vi) a $0.3 million decrease in general and administrative expenses (excluding share-based compensation expenses). This overall increase of $44.0 million was partially mitigated by (i) a $17.9 million decrease in revenue; and (ii) a $17.5 million decrease in equity in net earnings from affiliated companies.

Adjusted EBITDA for the nine month period ended September 30, 2016 increased by $26.2 million to $122.9 million as compared to $96.7 million for the same period of 2015. The $26.2 million increase in Adjusted EBITDA was primarily due to (i) a $66.9 million decrease in time charter, voyage and logistics business expenses; (ii) a $17.3 million increase in other income, net; (iii) a $16.0 million gain on bond extinguishment, (iv) a $3.0 million decrease in general and administrative expenses (excluding share-based compensation expenses); (v) a $3.0 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (vi) a $1.9 million decrease in net income attributable to the noncontrolling interest. This overall increase of $108.1 million was partially mitigated by (i) a $48.8 million decrease in revenue; and (ii) a $33.1 million decrease in equity in net earnings from affiliated companies.

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of September 30, 2016, the Company had secured credit facilities with various banks with a total outstanding balance of $250.6 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 115% to 130%, (ii) minimum liquidity up to a maximum of $40.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time ranging from a minimum of one quarter to a maximum of four quarters (from the current balance sheet date) and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 90% to 130%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 80% to 90%.

As of September 30, 2016, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). During July and August 2016, the Company repurchased $32.0 million of its 2019 Notes for a cash consideration of $15.7 million resulting in a gain on bond extinguishment of $16.0 million, net of deferred fees written-off.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of September 30, 2016.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the 2017 Notes; and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of September 30, 2016.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Logistics Co-Issuers”) issued $375.0 million in aggregate principal amount of senior notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of September 30, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of September 30, 2016.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of September 30, 2016, the remaining available amount was $8.3 million.

During the nine month period ended September 30, 2016, the Company, in relation to its secured credit facilities, paid $22.4 million, relating to installments for the year 2016.

In January 2016, the Company entered into a facility agreement with DVB Bank SE, to finance the acquisition of Navios Mars and Navios Sphera. As of September 30, 2016, the total amount drawn under the facility was $39.9 million.

On September 19, 2016, Navios Holdings entered into a $70.0 million secured credit facility with Navios Acquisition. Please refer to “Related Party Transactions”.

The annualized weighted average interest rates of the Company’s total borrowings were 6.93% and 6.98% for the three month periods ended September 30, 2016 and 2015, respectively, and 7.01% and 6.99% for the nine month periods ended September 30, 2016 and 2015, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2016, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
September 30, 2017	$25.8
September 30, 2018	51.8
September 30, 2019	410.3
September 30, 2020	58.8
September 30, 2021	27.2
September 30, 2022 and thereafter	1,098.9

Total	$1,672.8

Contractual Obligations:

	September 30, 2016
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt(1)	$1,672.8	$25.8	$462.1	$86.0	$1,098.9
Operating Lease Obligations (Time Charters) for vessels in operation (2)	520.7	100.5	183.8	134.8	101.6
Operating Lease Obligations (Time Charters) for vessels to be delivered	76.9	6.6	19.8	19.7	30.8
Operating Lease Obligations (Barges)	0.1	0.1	—	—	—
Capital Lease Obligations	18.1	3.0	3.6	11.5	—
Navios Logistics contractual payments(3)	37.5	37.5	—	—	—
Rent Obligations(4)	9.6	5.1	3.6	0.9	—

Total	$2,335.7	$178.6	$672.9	$252.9	$1,231.3

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the secured credit facility with Navios Acquisition. The expected interest payments are; $109.2 million (less than 1 year), $198.7 million (1-3 years), $158.5 million (3-5 years) and $43.2 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of September 30, 2016, timing of scheduled payments and the term of the debt obligations.
(2)	Approximately 42% of the time charter payments included above are estimated to relate to operational costs for these vessels.
(3)	Navios Logistics’ future contractual payments for the acquisition of three new pushboats and for work related to the expansion of Navios Logistics’ dry port facility, which is expected to be financed through committed, undrawn export financing of up to $8.3 million (including all related costs). The amount in the table excludes $5.4 million already included in accounts payable in the accompanying unaudited condensed consolidated balance sheets.
(4)	Navios Corporation also leases approximately 16,703 square feet of space in New York pursuant to a lease that expires in 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space in Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires in June 2018. Kleimar N.V. leases approximately 632 square meters for its offices, in Antwerp, Belgium, pursuant to a lease that expires in 2019. Navios Tankers Management Inc. leases approximately for 254 square meters in Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview – Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of September 30, 2016, Navios Holding’s portion of the undrawn amount relating to the Navios Revolving Loans I was $4.3 million.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans of up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of September 30, 2016, Navios Holding’s portion of the undrawn amount relating to the Navios Revolving Loans II was $6.7 million.

Working Capital Position

On September 30, 2016, Navios Holdings’ current assets totaled $296.2 million, while current liabilities totaled $252.1 million, resulting in a positive working capital position of $44.1 million. Navios Holdings anticipates that cash on hand, borrowings and internally generated cash flows will be sufficient to fund the operations of the dry bulk vessel operations and the logistics business, including its present working capital requirements and payments of principal and interest relating to its indebtedness for the next 12 months through September 30, 2017.

Capital Expenditures

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and the Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for a total acquisition cost of $89.8 million, of which $49.9 million was paid in cash and $39.9 million was financed through a loan.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of September 30, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the nine month period ended September 30, 2016 were $2.5 million.

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7.3 million for each pushboat. As of September 30, 2016, the Company had paid $15.8 million for the construction of the new pushboats which are expected to be delivered in the first quarter of 2017.

As of September 30, 2016, Navios Logistics had paid $117.6 million relating to the expansion of its dry port terminal in Uruguay, which included deposits for vessels, port terminals and other fixed assets and port terminal operating rights. In total, including the contractual obligations as of September 30, 2016, Navios Logistics had paid or incurred $144.2 million relating to the expansion of its dry port terminal in Uruguay.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable

Concentration of credit risk with respect to accounts receivable is limited due to the fact that Navios Holdings’ customers are internationally dispersed and have a variety of end markets in which they sell, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine month periods ended September 30, 2016 and 2015, two customers accounted for more than 10% of the Company’s revenue.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

On March 30, 2016, Navios Logistics received written notice from Vale International S.A. (“Vale International”) stating that Vale International will not be performing the service contract entered between CNSA and Vale International on September 27, 2013 relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics believes that Vale International’s position is without merit and initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. No assurances can be provided that Navios Logistics will prevail in the arbitration or that Vale International will finally perform the contract. If Vale International fails to perform, there may be a significant impact on Navios Logistics’ future business. While the arbitration proceedings are confidential, Navios Logistics will seek to provide periodic updates.

On August 31, 2016, Hanjin Shipping Corporation Ltd. (“Hanjin”) filed for rehabilitation. Navios Holdings had one Capesize vessel chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September, the vessel was redelivered to Navios Holdings’ commercial management and was rechartered to a third party. Navios Holdings is closely monitoring the developments related to the rehabilitation and is proceeding with progressing claims for lost revenues.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule above. As of September 30, 2016, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In addition, the Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of the Series G and Series H ADSs. The complaint asserted claims for breach of fiduciary duty and contract arising from the exchange offer and consent solicitation (the “Exchange Offer”) the Company launched in September 2016. Following the expiration of the Exchange Offer, on November 28, 2016, the plaintiff informed the Court that his claims are now moot and that he expects the lawsuit to be dismissed without prejudice. The remaining issue in the litigation is the plaintiff’s anticipated application to the Court for an award of attorney’s fees, which request the defendants intend to vigorously contest.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2017.

Navios Logistics currently has a dispute with Vale regarding the termination date of a COA, contract which is under arbitration proceedings in New York. Navios Logistics has received full security for its claim to date. Navios Logistics issued a letter of credit amounting to $2.9 million and the total amount was collateralized by a cash deposit, which was presented as restricted cash.

See also above, under “Concentration of Credit Risk”, for an update relating to Vale International and Navios Logistics’ iron ore port facility currently under construction, in Nueva Palmira, Uruguay.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.9 million (approximately $1.1 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for the three month periods ended September 30, 2016 and 2015 were $0 and $0, respectively, and for the nine month periods ended September 30, 2016 and 2015 were $0 and less than $0.1 million, respectively. Included in the trade accounts payable at both September 30, 2016 and December 31, 2015 were amounts due to Acropolis of $0.1 million, respectively.

Vessels charter hire: Beginning in 2012, Navios Holdings entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13,500 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Apollon to Navios Partners.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12,000 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners received 100% of the first $1,500 in profits above the base rate, and thereafter all profits were split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings. On July 2, 2015, Navios Prosperity was redelivered to headowners.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra II, a 1995-built Panamax vessel. The term of this charter was approximately three years at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Libra II to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $12,000 plus profit sharing, with two six-month extension options granted to the Company. The owners received 100% of the first $1,500 in profits above the base rate, and thereafter all profits were split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Felicity to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11,000 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners received 100% of the first $2,500 in profits above the base rate, and thereafter all profits were split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10,000. In December 2013, the Company extended this charter for approximately six months and in January 2015, the Company extended this charter for approximately one year at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, the Company redelivered Navios Hope to Navios Partners.

In February 2015, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel. The term of this charter was approximately twelve months at a daily rate of $11,400 net per day plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In February 2016, the Company redelivered Navios Pollux to Navios Partners.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter was approximately nine months at a net daily rate of $7,600 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In January 2016, the Company redelivered Navios Gemini to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks, a 2005-built Capesize vessel. The terms of this charters is approximately ten months at a net daily rate of $12,500 plus 50/50 profit sharing on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Fantastiks to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12,000 plus 50/50 profit sharing on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, in January 2016 and in April 2016, the Company redelivered all these vessels to Navios Partners.

Total charter hire income/(expense) for all vessels for the three month periods ended September 30, 2016 and 2015 were $0 and $(13.8) million, respectively, and for the nine month periods ended September 30, 2016 and 2015 were $(1.2) million and $(28.7) million, respectively, and were included in the statement of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of Twenty-Foot Equivalent Vessel (“TEU”) 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $14.9 million and $14.5 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $44.3 million and $42.0 million , respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amounts due from Navios Partners as of September 30, 2016 amounted to $11.0 million (December 31, 2015: $0) and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily fee to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition could, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $25.1 million and $23.1 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $73.6 million and $71.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement are reimbursed at cost on demand. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $5.1 million and $4.9 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $15.5 million and $15.1 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $5.2 million and $5.2 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $15.6 million and $12.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement are reimbursed at cost on demand. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $6.2 million and $3.7 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $17.7 million and $4.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of September 30, 2016 and 2015, Navios Partners has submitted one claim under this agreement to the Company. As at September 30, 2016, the fair value of the claim was estimated at $19.4 million and was recorded in “Other long-term liabilities and deferred income” in the condensed consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $1.9 million and $1.6 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $5.8 million and $4.7 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $2.4 million and $1.9 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $7.1 million and $5.7 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $0.3 million and $0.2 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $0.8 million and $0.6 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2016 and 2015 amounted to $0.3 million and $0.2 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $1.0 million and $0.6 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $0.4 million and $0.3 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $1.1 million and $0.7 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $0.5 million and $0.2 million, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $1.4 million and $0.3 million, respectively.

Balance due from/ (to) affiliates (excluding Navios Europe I and Navios Europe II): Balance due from affiliates as of September 30, 2016 amounted to $0 (December 31, 2015: $8.9 million).

Balance due to affiliates as of September 30, 2016 amounted to $34.0 million (December 31, 2015: $17.8 million), and the non-current amount amounted to $6.4 million (December 31, 2015: $0).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Midstream GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Navios Maritime Midstream GP LLC and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of September 30, 2016, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of September 30, 2016 and December 31, 2015, the unamortized deferred gain for all vessels and rights sold totaled $12.3 million and $13.7 million, respectively. For the three month periods ended September 30, 2016 and 2015, Navios Holdings recognized $0.5 million and $0.7 million, respectively, and for the nine months ended September 30, 2016 and 2015, Navios Holdings recognized $1.4 million and $2.2 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a $70.0 million secured credit facility with Navios Acquisition. This credit facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75%, compounded semi-annually to be paid upon maturity on November 15, 2018. As of September 30, 2016, the outstanding balance was $48.6 million which consists of $50.0 million drawn amount plus the accrued interest of $0.1 million, net of unamortized balance of deferred fees of $1.5 million.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200.0 million for general corporate purposes. The facility provided for an arrangement fee of $4.0 million, and bore fixed interest of 600 basis points. All amounts drawn under this facility were fully repaid by the maturity date of December 29, 2014.

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and has a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn have been fully repaid and there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 basis points. The final maturity date is January 2, 2017. As of September 30, 2016, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21.0 million from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from /(to) Navios Europe I: Balance due from Navios Europe I as of September 30, 2016, amounted to $1.7 million (December 31, 2015: $1.6 million), which included the net current amount payable of $0.3 million (current amount receivable from Navios Europe I as of December 31, 2015: $0.2 million), mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined herein) and other expenses and the non-current amount receivable of $2.0 million (December 31, 2015: $1.4 million) related to the accrued interest income earned under the Navios Term Loans I (as defined in herein).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2016, the outstanding amount relating to the Navios Revolving Loans I was $7.1 million (December 31, 2015: $7.1 million), under the caption “Loan receivable from affiliate companies.” As of September 30, 2016, the available amount under the Revolving Loans I was $9.1 million, of which Navios Holdings is committed to fund $4.3 million.

Balance due from Navios Europe II: Balance due from Navios Europe II as of September 30, 2016, amounted to $7.4 million (December 31, 2015: $4.2 million), which included the current amounts of $5.8 million (December 31, 2015: $3.6 million), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the non-current amount of $1.7 million (December 31, 2015: $0.6 million) related to the accrued interest income earned under the Navios Term Loans II (as defined herein).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $11.6 million (December 31, 2015: $7.3 million), under the caption “Loan receivable from affiliate companies.” As of September 30, 2016, the amount undrawn from the Revolving Loans II was $14.1 million, of which Navios Holdings is committed to fund $6.7 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On September 30, 2016 and December 31, 2015, Navios Holdings had a total of $1,672.8 million and $1,608.5 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition credit facility and one Navios Logistics’ loan discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their related interest expense. As of September 30, 2016, the outstanding amount of the Company’s floating rate loan facilities was $279.3 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition credit facility and the Navios Logistics loan is fixed and, therefore, changes in interest rates affect their fair value, which as of September 30, 2016 was $827.9 million, but do not affect the related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the nine months ended September 30, 2016 by $2.1 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 53.1% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at September 30, 2016 would change net income by approximately $1.1 million for the nine months ended September 30, 2016.

Critical Accounting Policies

The Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II, Korean Line Corporation (“KLC”) and Pan Ocean Co. Ltd (“STX”) for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. As of September 30, 2016, management considers the decline in the market value of its investment in Navios Partners and Navios Acquisition to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their respective fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized (see also Note 13 included elsewhere in this Report).

As of June 30, 2016, the Company considered the decline in fair value of the KLC and STX shares as “other-than-temporary” and therefore recognized a loss of $0.3 million out of accumulated other comprehensive loss. The respective loss was included in other (expense)/income, net in the accompanying consolidated statement of comprehensive loss. During the third quarter of 2016, the Company sold all KLC and STX securities held for a total consideration of $5.3 million.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	September 30, 2016 (unaudited)	December 31, 2015 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	7	$158,555	$163,412
Restricted cash		4,771	13,480
Accounts receivable, net		68,278	64,813
Due from affiliate companies	8	5,760	12,669
Inventories		29,153	24,443
Prepaid expenses and other current assets	13	29,653	24,142

Total current assets		296,170	302,959

Deposits for vessels, port terminals and other fixed assets	3	116,424	73,949
Vessels, port terminals and other fixed assets, net	3	1,844,143	1,823,961
Other long-term assets		39,304	43,758
Long-term receivable from affiliate company	8	11,001	—
Loan receivable from affiliate companies	8	22,406	16,474
Investments in affiliates	8,13	383,337	381,746
Investments in available-for-sale securities	13	—	5,173
Intangible assets other than goodwill	4	128,540	150,457
Goodwill		160,336	160,336

Total non-current assets		2,705,491	2,655,854

Total assets		$3,001,661	$2,958,813

LIABILITIES AND STOCKHOLDERS’EQUITY
Current liabilities
Accounts payable		$88,825	$72,605
Accrued expenses and other liabilities		87,888	103,095
Deferred income and cash received in advance		10,564	13,492
Due to affiliate companies	8	34,240	17,791
Current portion of capital lease obligations		3,022	2,929
Current portion of long-term debt, net	5	24,925	16,944

Total current liabilities		249,464	226,856

Senior and ship mortgage notes, net	5	1,322,218	1,350,941
Long-term debt, net of current portion	5	251,482	213,423
Capital lease obligations, net of current portion		15,117	17,720
Unfavorable lease terms	4	—	7,526
Other long-term liabilities and deferred income	8	39,170	20,878
Loan payable to affiliate company	5,8	48,574	—
Long-term payable to affiliate companies	8	6,404	—
Deferred tax liability		12,777	10,917

Total non-current liabilities		1,695,742	1,621,405

Total liabilities		1,945,206	1,848,261

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, and 73,935 issued and outstanding as of both September 30, 2016 and December 31, 2015.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, and 109,538,620 and 110,468,753 issued and outstanding as of September 30, 2016 and December 31, 2015, respectively.	9	11	11
Additional paid-in capital		728,502	726,791
Accumulated other comprehensive loss		—	(445)
Retained earnings		200,619	262,603

Total Navios Holdings’ stockholders’ equity		929,132	988,960

Noncontrolling interest		127,323	121,592

Total stockholders’ equity		1,056,455	1,110,552

Total liabilities and stockholders’ equity		$3,001,661	$2,958,813

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars — except share and per share data)

		Three Month	Three Month	Nine Month	Nine Month
		Period Ended	Period Ended	Period Ended	Period Ended
	Note	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	11	$113,087	$130,955	$320,307	$369,074
Administrative fee revenue from affiliates	8	5,472	4,142	16,417	11,946
Time charter, voyage and logistics business expenses	8	(41,846)	(63,386)	(124,322)	(191,176)
Direct vessel expenses	8	(33,269)	(33,751)	(98,028)	(100,316)
General and administrative expenses incurred on behalf of affiliates	8	(5,472)	(4,142)	(16,417)	(11,946)
General and administrative expenses	8	(6,182)	(6,303)	(19,012)	(21,782)
Depreciation and amortization	3,4	(41,432)	(27,356)	(88,391)	(76,040)
Interest expense and finance cost, net		(26,809)	(27,534)	(81,257)	(83,410)
Gain on bond extinguishment	5	15,956	—	15,956	—
Other (expense)/ income, net	10,13	(3,844)	(6,709)	5,290	(11,944)

Loss before equity in net earnings of affiliated companies		(24,339)	(34,084)	(69,457)	(115,594)
Equity in net (loss)/ earnings of affiliated companies	13	(735)	16,828	15,641	48,708

Loss before taxes		$(25,074)	$(17,256)	$(53,816)	$(66,886)
Income tax (expense)/benefit		(1,413)	(955)	(1,837)	888

Net loss		(26,487)	(18,211)	(55,653)	(65,998)
Less: Net income attributable to the noncontrolling interest		(1,016)	(3,850)	(5,731)	(7,554)

Net loss attributable to Navios Holdings common stockholders		$(27,503)	$(22,061)	$(61,384)	$(73,552)

Loss attributable to Navios Holdings common stockholders, basic	12	$(31,490)	$(26,115)	$(73,312)	$(85,772)

Loss attributable to Navios Holdings common stockholders, diluted	12	$(31,490)	$(26,115)	$(73,312)	$(85,772)

Basic loss per share attributable to Navios Holdings common stockholders		$(0.30)	$(0.25)	$(0.69)	$(0.81)

Weighted average number of shares, basic	12	106,423,653	106,409,052	106,157,410	105,641,650

Diluted loss per share attributable to Navios Holdings common stockholders		$(0.30)	$(0.25)	$(0.69)	$(0.81)

Weighted average number of shares, diluted	12	106,423,653	106,409,052	106,157,410	105,641,650

Other Comprehensive income/(loss)
Unrealized holding (loss)/ gain on investments in available-for-sale securities	13	$—	$(707)	$100	$(1,197)
Reclassification to earnings	13	—	1,782	345	1,782
Other comprehensive loss of affiliated companies		—	(1,447)	—	(1,447)

Total other comprehensive income/(loss)		$—	$(372)	$445	$(862)

Total comprehensive loss		$(26,487)	$(18,583)	$(55,208)	$(66,860)
Comprehensive loss attributable to the noncontrolling interest		(1,016)	(3,850)	(5,731)	(7,554)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(27,503)	$(22,433)	$(60,939)	$(74,414)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

		Nine Month	Nine Month
		Period Ended	Period Ended
	Note	September 30, 2016	September 30, 2015
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(55,653)	$(65,998)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		88,791	70,346
(Increase)/decrease in operating assets		(20,023)	28,671
Increase in operating liabilities		36,537	9,142
Payments for drydock and special survey costs		(7,375)	(19,783)

Net cash provided by operating activities		42,277	22,378

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	—	(22,846)
Acquisition of vessels	3	(60,115)	—
Deposits for vessels, port terminals and other fixed assets acquisition	3	(66,421)	(16,119)
Dividends from affiliate companies	2, 13	—	14,595
Loan to affiliate company	8	(4,275)	(6,614)
Decrease in long-term receivable from affiliate companies	8	—	9,488
Purchase of property, equipment and other fixed assets	3	(3,901)	(6,128)
Disposal of available-for-sale securities	13	5,303	—

Net cash used in investing activities		(129,409)	(27,624)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	5	(23,061)	(31,038)
Repurchase of senior notes	5	(15,703)	—
Proceeds from long-term loans, net of deferred finance fees	5	67,999	—
Proceeds from loan payable to affiliate company, net of deferred finance fees	8	48,438
Dividends paid		(3,681)	(31,369)
Acquisition of treasury stock	9	(819)	—
Payment for acquisition of intangible asset		—	(6,800)
Payments of obligations under capital leases		(2,510)	(977)
Decrease in restricted cash		11,612	1,234

Net cash provided by/(used in) financing activities		82,275	(68,950)

Decrease in cash and cash equivalents		(4,857)	(74,196)

Cash and cash equivalents, beginning of period		163,412	247,556

Cash and cash equivalents, end of period		$158,555	$173,360

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$93,209	$93,873
Cash paid for income taxes		$92	$29
Non-cash investing and financing activities
Accrued interest on loan receivable from affiliate companies		$1,656	$843
Deposits for vessels, port terminals and other fixed assets		$(5,748)	$(1,739)
Purchase of property, equipment and other fixed assets		$(471)	$(710)
Revaluation of vessels due to restructuring of capital lease obligation		$—	$210
Decrease in capital lease obligation due to restructuring		$—	$(210)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510
Net (loss)/income	—	—	—	—	—	(73,552)	—	(73,552)	7,554	(65,998)
Total other comprehensive loss	—	—	—	—	—	—	(862)	(862)	—	(862)
Conversion of preferred stock to common stock (Note 9)	(1,134)	—	1,134,000	—	—	—	—	—	—	—
Stock-based compensation expenses	—	—	1,166,052	—	2,191	—	—	2,191	—	2,191
Cancellation of shares	—	—	(4,018)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(31,369)	—	(31,369)	—	(31,369)

Balance September 30, 2015 (unaudited)	73,935	$—	108,127,752	$11	$723,656	$327,144	$(1,440)	$1,049,371	$121,101	$1,170,472

Balance December 31, 2015	73,935	$—	110,468,753	$11	$726,791	$262,603	$(445)	$988,960	$121,592	$1,110,552
Net loss	—	—	—	—	—	(61,384)	—	(61,384)	5,731	(55,653)
Total other comprehensive income	—	—	—	—	—	—	445	445	—	445
Acquisition of treasury stock (Note 9)	—	—	(948,584)	—	(819)	—	—	(819)	—	(819)
Stock-based compensation expenses	—	—	21,301	—	2,530	—	—	2,530	—	2,530
Cancellation of shares	—	—	(2,850)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(600)	—	(600)	—	(600)

Balance September 30, 2016 (unaudited)	73,935	$—	109,538,620	$11	$728,502	$200,619	$—	$929,132	$127,323	$1,056,455

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2016, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of September 30, 2016, Navios Holdings owned a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of September 30, 2016, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.3% and its economic interest was 46.3%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of September 30, 2016, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive (loss)/income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2015 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of September 30, 2016 was 20.1%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of September 30, 2016 was 46.3%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of September 30, 2016 was 35.0%); (iv) Navios Europe I and Navios Europe II and their subsidiaries (economic interest as of September 30, 2016 was 47.5% in each).

(c)	Recent Accounting Pronouncements:

In November 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In March 2016, FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718)”, which simplifies several aspects of accounting for share-based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)- Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, FASB issued ASU 2015-17, “Income Taxes (Topic 740)- Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, FASB issued ASU 2015-11, “Inventory (Topic 330)- Simplifying the Measurement of Inventory”, which requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective December 31, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$2,434,639	$(610,678)	$1,823,961
Additions	94,182	(74,000)	20,182

Balance September 30, 2016	$2,528,821	$(684,678)	$1,844,143

Deposits for Vessel, Port Terminal and Other Fixed Assets Acquisitions

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of September 30, 2016 and December 31, 2015, Navios Logistics had paid $15,837 and $14,770, respectively, for the construction of the new pushboats which are expected to be delivered in the first quarter of 2017.

As of September 30, 2016 and December 31, 2015, Navios Logistics had paid $100,587 and $29,484, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $6,834 and $2,954 as of September 30, 2016 and December 31, 2015, respectively.

Vessel Acquisitions

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34,352 and $55,458, respectively, of which $49,910 was paid from available cash and $39,900 was financed through a loan. As of March 31, 2016, deposits of $29,695, relating to the acquisition of Navios Sphera and Navios Mars, had been transferred to vessels’ cost.

Navios Logistics

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. As of September 30, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the nine month periods ended September 30, 2016 and 2015 for both vessels were $2,510 and $977, respectively.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

	September 30, 2016	December 31, 2015
Intangible assets
Acquisition cost (*) (***)	$200,610	$271,547
Accumulated amortization (*)	(72,070)	(121,090)
Total Intangible assets net book value	128,540	150,457

Unfavorable lease terms
Acquisition cost (**)	—	(24,721)
Accumulated amortization	—	17,195

Unfavorable lease terms net book value	—	(7,526)

Total Intangibles net book value	$128,540	$142,931

(*)	During the nine months ended September 30, 2016, $61,542 of favorable lease terms, $9,395 of purchase options and accumulated depreciation of favorable lease terms of $57,930 were written-off resulting in a loss of $13,007. This write-off resulted from the redelivery of one vessel. As of September 30, 2016 and December 31, 2015, the intangible assets included in the acquisition cost $10,368 and $71,910, respectively, associated with favorable lease terms. As of September 30, 2016 and December 31, 2015, the intangible assets included in the acquisition cost $1,180 and $10,575, respectively, related to purchase options for the vessels.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(**)	During the nine months ended September 30, 2016, $7,314 of unfavorable lease terms were written-off. This write-off resulted from the early redelivery of one vessel (See Note 10). During the nine months ended September 30, 2016, acquisition cost and accumulated amortization of $17,407, of fully amortized unfavorable lease terms were written-off. As of September 30, 2016 and December 31, 2015, the intangible liability associated with the unfavorable lease terms included an amount of $0 and $(467), respectively, related to purchase options held by third parties. As of December 31, 2015, no purchase options held by third parties were exercised.
(***)	As of September 30, 2016, Navios Logistics had paid $17,000 for the expansion of its dry port terminal in Uruguay.

Amortization (expense)/income, net for the three month periods ended September 30, 2016 and 2015 amounted to $(15,938) and $(3,897), respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $(14,391) and $(5,554), respectively.

The remaining aggregate amortization of acquired intangibles as of September 30, 2016 will be as follows:

Period
Year One	$7,164
Year Two	6,477
Year Three	6,217
Year Four	6,224
Year Five	6,217
Thereafter	95,061

Total	$127,360

NOTE 5: BORROWINGS

Borrowings, as of September 30, 2016 and December 31, 2015, consisted of the following:

Facility	September 30, 2016	December 31, 2015
Secured credit facilities	$250,618	$233,136
2019 Notes	318,035	350,000
2022 Notes	650,000	650,000
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans	28,987	390
Navios Acquisition Loan	50,122	—

Total borrowings	1,672,762	1,608,526
Less: current portion, net	(24,925)	(16,944)
Less: deferred finance costs, net	(25,563)	(27,218)

Total long-term borrowings	$1,622,274	$1,564,364

Secured Credit Facilities

As of September 30, 2016, the Company had secured credit facilities with various banks with a total outstanding balance of $250,618. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes (as defined below) and the 2022 Notes (as defined below). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 115% to 130%, (ii) minimum liquidity up to a maximum of $40,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time ranging from a minimum of one quarter to a maximum of four quarters (from the current balance sheet date) and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 90% to 130%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 80% to 90%.

As of September 30, 2016, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). During July and August 2016, the Company repurchased $31,965 of its 2019 Notes for a cash consideration of $15,703 resulting in a gain on bond extinguishment of $15,956, net of deferred fees written-off.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of September 30, 2016.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the 2017 Notes; and (ii) to repay in full indebtedness of $123,257 relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of September 30, 2016.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of senior notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Logistics Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of September 30, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Logistics Co-Issuers were in compliance with the covenants as of September 30, 2016.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of September 30, 2016, the remaining available amount was $8,324.

During the nine month period ended September 30, 2016, the Company, in relation to its secured credit facilities, paid $22,417, relating to installments for the year 2016.

In January 2016, the Company entered into a facility agreement with DVB Bank SE, to finance the acquisition of Navios Mars and Navios Sphera. As of September 30, 2016, the total amount drawn under the facility was $39,900.

On September 19, 2016, Navios Holdings entered into a $70,000 secured credit facility with Navios Acquisition. Please refer to “Note 8: Transactions with Related Parties”.

The annualized weighted average interest rates of the Company’s total borrowings were 6.93% and 6.98% for the three month periods ended September 30, 2016 and 2015, respectively, and 7.01% and 6.99% for the nine month periods ended September 30, 2016 and 2015, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2016, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
September 30, 2017	$25,829
September 30, 2018	51,786
September 30, 2019	410,290
September 30, 2020	58,742
September 30, 2021	27,244
September 30, 2022 and thereafter	1,098,871

Total	$1,672,762

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Long-term receivable from affiliate company: The carrying amount of the floating rate receivable approximates its fair value.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Long-term payable to affiliate companies: The carrying amount of the long-term payable approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive (loss)/income. During the third quarter of 2016, the Company sold all its available-for-sale securities.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$158,555	$158,555	$163,412	$163,412
Restricted cash	$4,771	$4,771	$13,480	$13,480
Investments in available-for-sale-securities	$—	$—	$5,173	$5,173
Long-term receivable from affiliate company	$11,001	$11,001	$—	$—
Loan receivable from affiliate companies	$22,406	$22,406	$16,474	$16,474
Capital lease obligations, including current portion	$(18,139)	$(18,139)	$(20,649)	$(20,649)
Senior and ship mortgage notes, net	$(1,322,218)	$(777,475)	$(1,350,941)	$(735,002)
Long-term debt, including current portion	$(276,407)	$(279,605)	$(230,367)	$(233,526)
Loan payable to affiliate company	$(48,574)	$(50,122)	$—	$—
Other long term payable to affiliate companies	$(6,404)	$(6,404)	$—	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following tables set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2015
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$5,173	$5,173	$—	$—

Total	$5,173	$5,173	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at September 30, 2016
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$158,555	$158,555	$—	$—
Restricted cash	$4,771	$4,771	$—	$—
Long-term receivable from affiliate company(2)	$11,001	$—	$11,001	$—
Loan receivable from affiliate companies(2)	$22,406	$—	$22,406	$—
Capital lease obligations, including current portion(1)	$(18,139)	$—	$(18,139)	$—
Senior and ship mortgage notes	$(777,475)	$(777,475)	$—	$—
Long-term debt, including current portion(1)	$(279,605)	$—	$(279,605)	$—
Loan payable to affiliate company(2)	$(50,122)	$—	$(50,122)	$—
Other long term payable to affiliate companies (2)	$(6,404)	$—	$(6,404)	$—

	Fair Value Measurements at December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$163,412	$163,412	$—	$—
Restricted cash	$13,480	$13,480	$—	$—
Loan receivable from affiliate companies(2)	$16,474	$—	$16,474	$—
Capital lease obligations, including current portion(1)	$(20,649)	$—	$(20,649)	$—
Senior and ship mortgage notes	$(735,002)	$(735,002)	$—	$—
Long-term debt, including current portion(1)	$(233,526)	$—	$(233,526)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from/payable to affiliate companies and long-term receivable/ payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of September 30, 2016, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2015: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

As of September 30, 2016, Navios Logistics had obligations related to the acquisition of three new pushboats and the expansion of its dry port facility of $10,933 and $26,576, respectively, until March 31, 2017.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2017.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Navios Logistics is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Navios Logistics currently has a dispute with Vale regarding the termination date of a COA contract which is under arbitration proceedings in New York. Navios Logistics has received full security for its claim to date. As of September 30, 2016, related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets.

On March 30, 2016, Navios Logistics received written notice from Vale International S.A. (“Vale International”) stating that Vale International will not be performing the service contract entered into between Corporacion Navios S.A. and Vale International on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics believes that Vale International’s position is without merit and initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. No assurances can be provided that Navios Logistics will prevail in the arbitration or that Vale International will finally perform the contract. If Vale International fails to perform, there may be a significant impact on Navios Logistics’s future business. While the arbitration proceedings are confidential, Navios Logistics will seek to provide periodic updates.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through July 2026.

As of September 30, 2016, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	In operation	To be delivered	Total
September 30, 2017	$100,479	$6,558	$107,037
September 30, 2018	97,474	9,892	107,366
September 30, 2019	86,356	9,892	96,248
September 30, 2020	78,887	9,919	88,806
September 30, 2021	55,961	9,892	65,853
September 30, 2022 and thereafter	101,550	30,773	132,323

Total	$520,707	$76,926	$597,633

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €943 (approximately $1,053) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for the three month periods ended September 30, 2016 and 2015 were $0 and $0, respectively, and for the nine month periods ended September 30, 2016 and 2015 were $0 and $6, respectively. Included in the trade accounts payable at both September 30, 2016 and December 31, 2015 were amounts due to Acropolis of $76, respectively.

Vessels charter hire: Beginning in 2012, Navios Holdings entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Apollon to Navios Partners.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners received 100% of the first $1.5 in profits above the base rate, and thereafter all profits were split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings. On July 2, 2015, Navios Prosperity was redelivered to headowners.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra II, a 1995-built Panamax vessel. The term of this charter was approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Libra II to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $12.0 plus profit sharing, with two six-month extension options granted to the Company. The owners received 100% of the first $1.5 in profits above the base rate, and thereafter all profits were split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Felicity to Navios Partners.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11.0 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners received 100% of the first $2.5 in profits above the base rate, and thereafter all profits were split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately six months and in January 2015, the Company extended this charter for approximately one year at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, the Company redelivered Navios Hope to Navios Partners.

In February 2015, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel. The term of this charter was approximately twelve months at a daily rate of $11.4 net per day plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In February 2016, the Company redelivered Navios Pollux to Navios Partners.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter was approximately nine months at a net daily rate of $7.6 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In January 2016, the Company redelivered Navios Gemini to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks, a 2005-built Capesize vessel. The terms of this charters is approximately ten months at a net daily rate of $12.5 plus 50/50 profit sharing on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Fantastiks to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12.0 plus 50/50 profit sharing on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, in January 2016 and in April 2016, the Company redelivered all these vessels to Navios Partners.

Total charter hire income/(expense) for all vessels for the three month periods ended September 30, 2016 and 2015 were $0 and $(13,761), respectively, and for the nine month periods ended September 30, 2016 and 2015 were $(1,214) and $(28,680), respectively, and were included in the statement of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of Twenty-Foot Equivalent Vessel (“TEU”) 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $14,881 and $14,481, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $44,320 and $42,023, respectively, and are presented net under the caption “Direct vessel expenses”.

                Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amounts due from Navios Partners as of September 30, 2016 amounted to $11,001 (December 31, 2015: $0) and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily fee to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition could, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $25,107 and $23,092, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $73,611 and $71,427, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement are reimbursed at cost on demand. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $5,065 and $4,894, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $15,457 and $15,141, respectively, and are presented net under the caption “Direct vessel expenses”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $5,244 and $5,244, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $15,618 and $12,369, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement are reimbursed at cost on demand. Total management fees for the three month periods ended September 30, 2016 and 2015 amounted to $6,212 and $3,726, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $17,677 and $4,163, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of September 30, 2016 and 2015, Navios Partners has submitted one claim under this agreement to the Company. As at September 30, 2016, the fair value of the claim was estimated at $19,445 and was recorded in “Other long-term liabilities and deferred income” in the condensed consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $1,938 and $1,550, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $5,813 and $4,655, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $2,375 and $1,850, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $7,143 and $5,711, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $250 and $190, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $750 and $570, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended September 30, 2016 and 2015 amounted to $327 and $201, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $973 and $598, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $375 and $300, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $1,125 and $714, respectively.

                  Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended September 30, 2016 and 2015 amounted to $457 and $240, respectively, and for the nine month periods ended September 30, 2016 and 2015 amounted to $1,363 and $267, respectively.

Balance due from/ (to) affiliates (excluding Navios Europe I and Navios Europe II): Balance due from affiliates as of September 30, 2016 amounted to $0 (December 31, 2015: $8,887).

Balance due to affiliates as of September 30, 2016 amounted to $33,977 (December 31, 2015: $17,791), and the non-current amount amounted to $6,404 (December 31, 2015: $0).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Midstream GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Navios Maritime Midstream GP LLC and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of September 30, 2016, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of September 30, 2016 and December 31, 2015, the unamortized deferred gain for all vessels and rights sold totaled $12,319 and $13,680, respectively. For the three month periods ended September 30, 2016 and 2015, Navios Holdings recognized $473 and $737, respectively, and for the nine months ended September 30, 2016 and 2015, Navios Holdings recognized $1,360 and $2,206, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Acquisition Credit Facilities:

On September 19, 2016, Navios Holdings entered into a $70,000 secured credit facility with Navios Acquisition. This credit facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75%, compounded semi-annually to be paid upon maturity on November 15, 2018. As of September 30, 2016, the outstanding balance was $48,574 which consists of $50,000 drawn amount plus the accrued interest of $122, net of unamortized balance of deferred fees of $1,548.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200,000 for general corporate purposes. The facility provided for an arrangement fee of $4,000, and bore fixed interest of 600 basis points. All amounts drawn under this facility were fully repaid by the maturity date of December 29, 2014.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and has a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn have been fully repaid and there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 basis points. The final maturity date is January 2, 2017. As of September 30, 2016, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21,000 from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from /(to) Navios Europe I: Balance due from Navios Europe I as of September 30, 2016, amounted to $1,748 (December 31, 2015: $1,609), which included the net current amount payable of $263 (current amount receivable from Navios Europe I as of December 31, 2015: $211), mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $2,011 (December 31, 2015: $1,398) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2016, the outstanding amount relating to the Navios Revolving Loans I was $7,125 (December 31, 2015: $7,125), under the caption “Loan receivable from affiliate companies.” As of September 30, 2016, the available amount under the Revolving Loans I was $9,100, of which Navios Holdings is committed to fund $4,323.

Balance due from Navios Europe II: Balance due from Navios Europe II as of September 30, 2016, amounted to $7,428 (December 31, 2015: $4,196), which included the current amounts of $5,760 (December 31, 2015: $3,571), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the non-current amount of $1,668 (December 31, 2015: $625) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of September 30, 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $11,602 (December 31, 2015: $7,327), under the caption “Loan receivable from affiliate companies.” As of September 30, 2016, the amount undrawn from the Revolving Loans II was $14,075, of which Navios Holdings is committed to fund $6,686.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During both the nine month periods ended September 30, 2016 and 2015, no options were exercised, pursuant to the stock plan approved by the Board of Directors.

On December 11, 2015, pursuant to the stock plan approved by the Board of Directors, Navios Holdings granted to its employees 2,540,000 shares of restricted common stock, and 1,000,000 stock options.

Vested, Surrendered and Forfeited

During the nine month periods ended September 30, 2016 and 2015, 21,301 and 15,000 restricted stock units, respectively, issued to the Company’s employees vested.

During the nine month periods ended September 30, 2016 and 2015, 2,850 and 4,018 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Conversion of Preferred Stock

During the nine month period ended September 30, 2016, there were no conversions of preferred stock. During the nine month period ended September 30, 2015, 1,134 shares of convertible preferred stock were automatically converted into 1,134,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that five years after the issuance date of the convertible preferred stock, 30% of the then-outstanding shares of preferred stock shall automatically convert into shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $10.00 per share of common stock.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of September 30, 2016 were $11,328.

Navios Holdings had outstanding as of September 30, 2016 and December 31, 2015, 109,538,620 and 110,468,753 shares of common stock, respectively, and 73,935 (20,000 Series G, 48,000 Series H and 5,935 shares of convertible preferred stock) as of both September 30, 2016 and December 31, 2015.

Acquisition of Treasury Stock

In November 2015, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and could be suspended or reinstated at any time in the Company’s discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common stock or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on Series G and Series H, when payable, have been paid. In total, up until February 2016, 1,147,908 shares were repurchased under this program, for a total consideration of $1,071. Since that time, this program has been suspended by the Company.

NOTE 10: OTHER (EXPENSE)/INCOME, NET

During the nine month period ended September 30, 2016 and 2015, taxes other-than income taxes of Navios Logistics amounted to $7,312 and $8,993, respectively, and were included in the statements of comprehensive loss within the caption “Other (expense)/income, net”.

In March 2016, the Company agreed with a charterer for the early redelivery of one of its vessels in exchange for $13,000 in cash and settlement of outstanding claims payable to the charterer amounting to $1,871. The total amount of $14,871 was included in the statement of comprehensive loss within the caption of “Other (expense)/income, net”.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry bulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and Forward Freight Agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net (loss)/income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations		Logistics Business		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015	2016	2015
Revenue	$49,688	$63,645	$63,399	$67,310	$113,087	$130,955
Administrative fee revenue from affiliates	5,472	4,142	—	—	5,472	4,142
Interest expense and finance cost, net	(21,479)	(21,013)	(5,636)	(6,521)	(27,115)	(27,534)
Depreciation and amortization	(33,753)	(20,870)	(7,679)	(6,486)	(41,432)	(27,356)
Equity in net (loss)/ earnings of affiliated companies	(735)	16,828	—	—	(735)	16,828
Net (loss)/income attributable to Navios Holdings common stockholders	(29,299)	(28,854)	1,796	6,793	(27,503)	(22,061)
Total assets	2,345,838	2,401,380	655,823	600,711	3,001,661	3,002,091
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Capital expenditures	(106)	(4,825)	(22,287)	(6,220)	(22,393)	(11,045)
Investments in affiliates	383,337	375,737	—	—	383,337	375,737
Cash and cash equivalents	91,268	86,025	67,287	87,335	158,555	173,360
Restricted cash	1,871	1,131	2,900	—	4,771	1,131
Long-term debt (including current and non-current portion)	$1,201,720	$1,217,797	$396,906	$367,344	$1,598,625	$1,585,141

	Drybulk Vessel Operations		Logistics Business		Total
	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015	2016	2015
Revenue	$142,947	$170,446	$177,360	$198,628	$320,307	$369,074
Administrative fee revenue from affiliates	16,417	11,946	—	—	16,417	11,946
Interest expense and finance cost, net	(63,894)	(63,341)	(17,669)	(20,069)	(81,563)	(83,410)
Depreciation and amortization	(67,651)	(56,496)	(20,739)	(19,544)	(88,391)	(76,040)
Equity in net earnings of affiliated companies	15,641	48,708	—	—	15,641	48,708
Net (loss)/income attributable to Navios Holdings common stockholders	(71,498)	(86,879)	10,114	13,327	(61,384)	(73,552)
Total assets	2,345,838	2,401,380	655,823	600,711	3,001,661	3,002,091
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Capital expenditures	(60,319)	(7,101)	(70,118)	(15,146)	(130,437)	(22,247)
Investments in affiliates	383,337	375,737	—	—	383,337	375,737
Cash and cash equivalents	91,268	86,025	67,287	87,335	158,555	173,360
Restricted cash	1,871	1,131	2,900	—	4,771	1,131
Long-term debt (including current and non-current portion)	$1,201,720	$1,217,797	$396,906	$367,344	$1,598,625	$1,585,141

NOTE 12: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss by the weighted average number of shares of Navios Holdings outstanding during the period.

For the three month period ended September 30, 2016, 3,118,636 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended September 30, 2015, 1,591,891 potential common shares and 6,193,848 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the nine month period ended September 30, 2016, 3,456,128 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the nine month period ended September 30, 2015, 1,632,089 potential common shares and 6,720,560 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(27,503)	$(22,061)	$(61,384)	$(73,552)
Less:
Dividend on Preferred Stock and on unvested restricted shares	(3,987)	(4,054)	(11,928)	(12,220)

Loss available to Navios Holdings common stockholders, basic and diluted	$(31,490)	$(26,115)	$(73,312)	$(85,772)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders — weighted average shares	106,423,653	106,409,052	106,157,410	105,641,650

Basic and diluted net losses per share attributable to Navios Holdings common stockholders	$(0.30)	$(0.25)	$(0.69)	$(0.81)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

In February 2015, Navios Partners completed a public offering of 4,600,000 common units, raising gross proceeds of $60,214. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units to Navios Holdings raising additional gross proceeds of $14,967.

As of September 30, 2016, Navios Holdings holds a total of 15,344,310 common units and 1,695,509 general partners units, representing a 20.1% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of September 30, 2016 and December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $30,030 and $32,300, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Total equity method (loss)/income and amortization of deferred gain of $(5,016) and $4,815 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended September 30, 2016 and 2015, respectively, and equity method (loss)/income and amortization of deferred gain of $(6,483) and $12,985 were recognized in “Equity in net earnings of affiliated companies” for the nine month periods ended September 30, 2016 and 2015, respectively.

As of September 30, 2016 and December 31, 2015, the carrying amount of the investment in Navios Partners was $107,589 and $115,432, respectively.

Dividends received during the three month periods ended September 30, 2016 and 2015 were $0 and $8,124, respectively, and for the nine month periods ended September 30, 2016 and 2015 were $0 and $24,372, respectively.

As of September 30, 2016, the market value of the investment in Navios Partners was $23,685.

Acropolis

                  Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of September 30, 2016 and December 31, 2015, the carrying amount of the investment was $293 and $175, respectively. During the three month periods ended September 30, 2016 and 2015, the Company received dividends of $0 and $454, respectively, and during the nine month periods ended September 30, 2016 and 2015, the Company received dividends of $85 and $454, respectively.

Navios Acquisition

As of September 30, 2016, Navios Holdings had a 43.3% voting and a 46.3% economic interest in Navios Acquisition.

As of September 30, 2016 and December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $(1,102) and $1,480, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method income of $3,987 and $10,911 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended September 30, 2016 and 2015, respectively, and total equity method income of $21,025 and $33,872 was recognized for the nine month periods ended September 30, 2016 and 2015, respectively.

As of September 30, 2016 and December 31, 2015, the carrying amount of the investment in Navios Acquisition was $263,364 and $253,286, respectively.

Dividends received during the three month periods ended September 30, 2016 and 2015 were $3,649 and $7,298, respectively, and for the nine month periods ended September 30, 2016 and 2015 were $10,947 and $14,596, respectively.

As of September 30, 2016, the market value of the investment in Navios Acquisition was $98,519.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial investment in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of September 30, 2016 and December 31, 2015, the unamortized basis difference of Navios Europe I was $4,879, and $5,386, respectively.

As of September 30, 2016 and December 31, 2015, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $17,648 and $15,763, respectively, which represents the Company’s carrying value of its investment including accrued interest, of $7,895 (December 31, 2015: $6,895) plus the Company’s balance of the Navios Revolving Loans I of $9,753 (December 31, 2015: $8,868), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

Income of $331 and $408 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended September 30, 2016 and 2015, respectively, and income of $1,000 and $968 was recognized for the nine month periods ended September 30, 2016 and 2015, respectively.

As of September 30, 2016 and December 31, 2015, the carrying amount of the investment in Navios Europe I was $5,884 and $5,497, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value $99,147 at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that they are not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of September 30, 2016 and December 31, 2015, the unamortized basis difference of Navios Europe II was $8,189 and $8,895, respectively.

As of September 30, 2016 and December 31, 2015, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $21,565 and $15,858, respectively, which represents the Company’s carrying value of its investment including accrued interest of $7,853 (December 31, 2015: $7,958) plus the Company’s balance of the Navios Revolving Loans II of $13,712 (December 31, 2015: $7,900), including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

(Loss)/income of $(121) and $727 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended September 30, 2016 and 2015, respectively, and income of $105 and $760 was recognized for the nine month periods ended September 30, 2016 and 2015, respectively.

As of September 30, 2016 and December 31, 2015, the carrying amount of the investment in Navios Europe II was $6,185 and $7,333, respectively.

Summarized financial information of the affiliated companies is presented below:

	September 30, 2016				December 31, 2015
Balance Sheet	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$42,162	$49,048	$10,161	$16,851	$34,539	$61,645	$11,839	$17,366
Current assets	75,766	89,510	15,015	19,350	39,835	97,349	14,782	22,539
Non-current assets	1,225,008	1,673,927	172,361	236,241	1,310,456	1,676,742	179,023	245,154
Current liabilities	64,038	109,155	16,862	20,468	41,528	82,798	15,377	16,897
Long- term debt including current portion, net	554,461	1,154,173	88,695	121,726	598,078	1,197,583	96,580	129,185
Financial liabilities at fair value*	n/a	n/a	70,898	14,550	n/a	n/a	68,535	23,568
Non-current liabilities	554,981	1,088,114	178,256	168,216	576,548	1,143,922	182,537	173,543

(*)	representing the fair value of Junior Loan I and Junior Loan II, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Three Month Period Ended September 30, 2016				Three Month Period Ended September 30, 2015
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II
Revenue	$50,341	$68,069	$9,946	$7,617	$57,103	$77,692	$11,051	$9,387
Net (loss)/income before non-cash change in fair value of Junior Loan I and Junior Loan II	n/a	n/a	(530)	(7,450)	n/a	n/a	542	1,492
Net (loss)/income	(33,863)	8,817	(498)	(3,223)	11,764	23,216	(740)	5,619

	Nine Month Period Ended September 30, 2016				Nine Month Period Ended September 30, 2015
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II
Revenue	$140,859	$222,983	$30,475	$22,343	$170,362	$236,711	$30,911	$10,381
Net (loss)/income before non-cash change in fair value of Junior Loan I and Junior Loan II	n/a	n/a	(1,270)	(19,364)	n/a	n/a	(813)	1,906
Net (loss)/income	(50,460)	44,771	(3,633)	(10,346)	33,998	69,612	(5,540)	6,033

Investments in available-for-sale securities

During 2013, the Company received shares of Korea Line Corporation (“KLC”), and during 2015 and 2016, the Company received shares of Pan Ocean Co.Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were valued at fair value upon the day of issuance. During the third quarter of 2016, the Company sold all its 354,093 KLC and STX securities it held for a total consideration of $5,303. As of September 30, 2016 and December 31, 2015, the Company retained a total of 0 and 344,649 KLC and STX shares, respectively.

The shares received from KLC and STX were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). The Company has no other types of available-for-sale securities.

As of September 30, 2016 and December 31, 2015, the carrying amount of the available-for-sale securities related to KLC and STX was $0 and $5,173, respectively. As of June 30, 2016, the Company considered the decline in fair value of its available-for-sale shares as “other-than-temporary” and therefore recognized a loss of $345 out of accumulated other comprehensive loss. The respective loss was included in other (expense)/income, net in the accompanying consolidated statement of comprehensive loss. As of September 30, 2016 and 2015, the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Loss” were $0 and $7, respectively.

NOTE 14: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared on an equity basis as permitted by U.S. GAAP.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended September 30, 2016
Revenue	$—	$49,687	$63,400	$—	$113,087
Administrative fee revenue from affiliates	—	5,472	—	—	5,472
Time charter, voyage and logistics business expenses	—	(23,722)	(18,124)	—	(41,846)
Direct vessel expenses	—	(12,260)	(21,009)	—	(33,269)
General and administrative expenses incurred on behalf of affiliates	—	(5,472)	—	—	(5,472)
General and administrative expenses	(1,187)	(1,576)	(3,419)	—	(6,182)
Depreciation and amortization	(708)	(33,045)	(7,679)	—	(41,432)
Interest expense and finance cost, net	(19,565)	(1,606)	(5,638)	—	(26,809)
Gain on bond extinguishment	15,956	—	—	—	15,956
Other income/(expense), net	(3)	(458)	(3,383)	—	(3,844)

(Loss)/income before equity in net earnings of affiliated companies	(5,507)	(22,980)	4,148	—	(24,339)
(Loss)/income from subsidiaries	(21,168)	1,791	—	19,377	—
Equity in net earnings of affiliated companies	(828)	768	(675)	—	(735)

(Loss)/income before taxes	(27,503)	(20,421)	3,473	19,377	(25,074)
Income tax (expense)/benefit	—	(72)	(1,341)	—	(1,413)

Net (loss)/income	(27,503)	(20,493)	2,132	19,377	(26,487)
Less: Net income attributable to the noncontrolling interest	—	—	(1,016)	—	(1,016)

Net (loss)/income attributable to Navios Holdings common stockholders	$(27,503)	$(20,493)	$1,116	$19,377	$(27,503)

Other Comprehensive income/( loss)
Unrealized holding gain/(loss) on investments in available-for-sale securities	$—	$—	$—	$—	$—
Reclassification to earnings	—	—	—	—	—

Total other comprehensive income/(loss)	$—	$—	$—	$—	$—

Total comprehensive (loss)/income	$(27,503)	$(20,493)	$2,132	$19,377	$(26,487)
Comprehensive income attributable to noncontrolling interest	—	—	(1,016)	—	(1,016)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$(27,503)	$(20,493)	$1,116	$19,377	$(27,503)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended September 30, 2015
Revenue	$—	$63,644	$67,311	$—	$130,955
Administrative fee revenue from affiliates	—	4,142	—	—	4,142
Time charter, voyage and logistics business expenses	—	(47,915)	(15,471)	—	(63,386)
Direct vessel expenses	—	(12,393)	(21,358)	—	(33,751)
General and administrative expenses incurred on behalf of affiliates	—	(4,142)	—	—	(4,142)
General and administrative expenses	(1,221)	(1,981)	(3,101)	—	(6,303)
Depreciation and amortization	(708)	(20,162)	(6,486)	—	(27,356)
Interest expense and finance cost, net	(19,765)	(1,248)	(6,521)	—	(27,534)
Other expense, net	(7)	(3,850)	(2,852)	—	(6,709)

(Loss)/income before equity in net earnings of affiliated companies	(21,701)	(23,905)	11,522	—	(34,084)
(Loss)/income from subsidiaries	(15,116)	6,791	—	8,325	—
Equity in net earnings of affiliated companies	14,756	1,837	235	—	16,828

(Loss)/income before taxes	(22,061)	(15,277)	11,757	8,325	(17,256)
Income tax (expense)/benefit	—	(75)	(880)	—	(955)

Net (loss)/income	(22,061)	(15,352)	10,877	8,325	(18,211)
Less: Net income attributable to the noncontrolling interest	—	—	(3,850)	—	(3,850)

Net (loss)/income attributable to Navios Holdings common stockholders	$(22,061)	$(15,352)	$7,027	$8,325	$(22,061)

Other Comprehensive( loss)/ income
Unrealized holding income on investments in available-for-sale securities	$(707)	$(707)	$—	$707	$(707)
Reclassification to earnings	1,782	1,782	—	(1,782)	1,782
Other comprehensive loss of affiliated companies	(1,447)	—	—	—	(1,447)

Total other comprehensive(loss)/ income	$(372)	$1,075	$—	$(1,075)	$(372)

Total comprehensive (loss)/income	$(22,433)	$(14,277)	$10,877	$7,250	$(18,583)
Comprehensive income attributable to noncontrolling interest	—	—	(3,850)	—	(3,850)

Total comprehensive(loss)/income attributable to Navios Holdings common stockholders	$(22,433)	$(14,277)	$7,027	$7,250	$22,433

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the nine months ended September 30, 2016
Revenue	$—	$142,946	$177,361	$—	$320,307
Administrative fee revenue from affiliates	—	16,417	—	—	16,417
Time charter, voyage and logistics business expenses	—	(78,742)	(45,580)	—	(124,322)
Direct vessel expenses	—	(38,937)	(59,091)	—	(98,028)
General and administrative expenses incurred on behalf of affiliates	—	(16,417)	—	—	(16,417)
General and administrative expenses	(4,321)	(4,436)	(10,255)	—	(19,012)
Depreciation and amortization	(2,152)	(65,499)	(20,740)	—	(88,391)
Interest expense and finance cost, net	(58,555)	(5,031)	(17,671)	—	(81,257)
Gain on bond extinguishment	15,956	—	—	—	15,956
Other income/(expense), net	57	11,791	(6,558)	—	5,290

(Loss)/income before equity in net earnings of affiliated companies	(49,015)	(37,908)	17,466	—	(69,457)
(Loss)/income from subsidiaries	(26,557)	10,114	—	16,443	—
Equity in net earnings of affiliated companies	14,188	2,459	(1,006)	—	15,641

(Loss)/income before taxes	(61,384)	(25,335)	16,460	16,443	(53,816)
Income tax (expense)/benefit	—	(214)	(1,623)	—	(1,837)

Net (loss)/income	(61,384)	(25,549)	14,837	16,443	(55,653)
Less: Net income attributable to the noncontrolling interest	—	—	(5,731)	—	(5,731)

Net (loss)/income attributable to Navios Holdings common stockholders	$(61,384)	$(25,549)	$9,106	$16,443	$(61,384)

Other Comprehensive income/( loss)
Unrealized holding gain/(loss) on investments in available-for-sale securities	$100	$100	$—	$(100)	$100
Reclassification to earnings	345	345	—	(345)	345

Total other comprehensive income/(loss)	$445	$445	$—	$(445)	$445

Total comprehensive (loss)/income	$(60,939)	$(25,104)	$14,837	$15,998	$(55,208)
Comprehensive income attributable to noncontrolling interest	—	—	(5,731)	—	(5,731)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$(60,939)	$(25,104)	$9,106	$15,998	$(60,939)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the nine months ended September 30, 2015
Revenue	$—	$170,445	$198,629	$—	$369,074
Administrative fee revenue from affiliates	—	11,946	—	—	11,946
Time charter, voyage and logistics business expenses	—	(133,646)	(57,530)	—	(191,176)
Direct vessel expenses	—	(38,003)	(62,313)	—	(100,316)
General and administrative expenses incurred on behalf of affiliates	—	(11,946)	—	—	(11,946)
General and administrative expenses	(3,435)	(7,729)	(10,618)	—	(21,782)
Depreciation and amortization	(2,102)	(54,394)	(19,544)	—	(76,040)
Interest expense and finance cost, net	(59,149)	(4,192)	(20,069)	—	(83,410)
Other expense, net	(74)	(3,090)	(8,780)	—	(11,944)

(Loss)/income before equity in net earnings of affiliated companies	(64,760)	(70,609)	19,775	—	(115,594)
(Loss)/income from subsidiaries	(51,620)	13,325	—	38,295	—
Equity in net earnings of affiliated companies	42,828	4,056	1,824	—	48,708

(Loss)/income before taxes	(73,552)	(53,228)	21,599	38,295	(66,886)
Income tax (expense)/benefit	—	(217)	1,105	—	888

Net (loss)/income	(73,552)	(53,445)	22,704	38,295	(65,998)
Less: Net income attributable to the noncontrolling interest	—	—	(7,554)	—	(7,554)

Net (loss)/income attributable to Navios Holdings common stockholders	$(73,552)	$(53,445)	$15,150	$38,295	$(73,552)

Other Comprehensive(loss)/ income
Unrealized holding loss on investments in available-for-sale securities	$(1,197)	$(1,197)	$—	$1,197	$(1,197)
Reclassification to earnings	1,782	1,782	—	(1,782)	1,782
Other comprehensive loss of affiliated companies	(1,447)	—	—	—	(1,447)

Total other comprehensive loss	$(862)	$585	$—	$(585)	$(862)

Total comprehensive (loss)/income	$(74,414)	$(52,860)	$22,704	$37,710	$(66,860)
Comprehensive income attributable to noncontrolling interest	—	—	(7,554)	—	(7,554)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(74,414)	$(52,860)	$15,150	$37,710	$(74,414)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of September 30, 2016	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$35,065	$56,203	$67,287	$—	$158,555
Restricted cash	—	1,871	2,900	—	4,771
Accounts receivable, net	—	33,013	35,265	—	68,278
Intercompany receivables	—	105,703	74,189	(179,892)	—
Due from affiliate companies	1,870	3,890	—	—	5,760
Prepaid expenses and other current assets	—	41,436	17,370	—	58,806

Total current assets	36,935	242,116	197,011	(179,892)	296,170

Deposits for vessel acquisitions	—	—	116,424	—	116,424
Vessels, port terminals and other fixed assets, net	—	1,430,188	413,955	—	1,844,143
Investments in subsidiaries	1,645,539	295,838	—	(1,941,377)	—
Investment in affiliates	360,038	12,387	10,912	—	383,337
Long-term receivable from affiliate company	—	11,001	—	—	11,001
Loan receivable from affiliate companies	—	22,406	—	—	22,406
Other long-term assets	—	19,376	19,928	—	39,304
Goodwill and other intangibles	84,641	35,731	168,504	—	288,876

Total non-current assets	2,090,218	1,826,927	729,723	(1,941,377)	2,705,491

Total assets	$2,127,153	$2,069,043	$926,734	$(2,121,269)	$3,001,661

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$852	$56,240	$31,733	$—	$88,825
Accrued expenses and other liabilities	14,404	49,001	24,483	—	87,888
Deferred income and cash received in advance	—	6,012	4,552	—	10,564
Due to affiliate companies	—	34,240	—	—	34,240
Intercompany payables	179,892	—	—	(179,892)	—
Current portion of capital lease obligations	—	—	3,022	—	3,022
Current portion of long-term debt	—	21,151	3,774	—	24,925

Total current liabilities	195,148	166,644	67,564	(179,892)	249,464

Long-term debt, net of current portion	954,299	226,269	393,132		1,573,700
Capital lease obligations, net of current portion	—	—	15,117	—	15,117
Long term payable to affiliate companies	—	6,404	—	—	6,404
Loan payable to affiliate company	48,574	—	—	—	48,574
Other long-term liabilities and deferred income	—	38,076	1,094	—	39,170
Deferred tax liability	—	—	12,777	—	12,777

Total non-current liabilities	1,002,873	270,749	422,120	—	1,695,742

Total liabilities	1,198,021	437,393	489,684	(179,892)	1,945,206

Noncontrolling interest	—	—	127,323	—	127,323
Total Navios Holdings stockholders’ equity	929,132	1,631,650	309,727	(1,941,377)	929,132

Total liabilities and stockholders’ equity	$2,127,153	$2,069,043	$926,734	$(2,121,269)	$3,001,661

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$34,152	$47,753	$81,507	$—	$163,412
Restricted cash	—	13,480	—	—	13,480
Accounts receivable, net	—	38,716	26,097	—	64,813
Intercompany receivables	10,360	38,108	74,573	(123,041)	—
Due from affiliate companies	4,833	7,836	—	—	12,669
Prepaid expenses and other current assets	3	36,580	12,002	—	48,585

Total current assets	49,348	182,473	194,179	(123,041)	302,959

Deposits for vessels, port terminals and other fixed assets	—	29,695	44,254	—	73,949
Vessels, port terminals and other fixed assets, net	—	1,396,101	427,860	—	1,823,961
Investments in subsidiaries	1,636,433	285,726	—	(1,922,159)	—
Investments in available-for-sale securities	—	5,173	—	—	5,173
Investments in affiliates	356,797	13,028	11,921	—	381,746
Loan receivable from affiliate companies	—	16,474	—	—	16,474
Other long-term assets	—	21,325	22,433	—	43,758
Goodwill and other intangibles	86,793	52,829	171,171	—	310,793

Total non-current assets	2,080,023	1,820,351	677,639	(1,922,159)	2,655,854

Total assets	$2,129,371	$2,002,824	$871,818	$(2,045,200)	$2,958,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$363	$45,913	$26,329	$—	$72,605
Accrued expenses and other liabilities	33,244	54,451	15,400	—	103,095
Deferred income and cash received in advance	—	6,267	7,225	—	13,492
Intercompany payables	123,041	—	—	(123,041)	—
Due to affiliate companies	—	17,791	—	—	17,791
Current portion of capital lease obligations	—	—	2,929	—	2,929
Current portion of long-term debt	—	16,875	69	—	16,944

Total current liabilities	156,648	141,297	51,952	(123,041)	226,856

Long-term debt, net of current portion	983,763	213,102	367,499	—	1,564,364
Capital lease obligations, net of current portion	—	—	17,720	—	17,720
Unfavorable lease terms	—	7,526	—	—	7,526
Other long-term liabilities and deferred income	—	19,360	1,518	—	20,878
Deferred tax liability	—	—	10,917	—	10,917

Total non-current liabilities	983,763	239,988	397,654	—	1,621,405

Total liabilities	1,140,411	381,285	449,606	(123,041)	1,848,261

Noncontrolling interest	—	—	121,592	—	121,592

Total Navios Holdings stockholders’ equity	988,960	1,621,539	300,620	(1,922,159)	988,960

Total liabilities and stockholders’ equity	$2,129,371	$2,002,824	$871,818	$(2,045,200)	$2,958,813

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the nine months ended September 30, 2016	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(65,742)	$77,837	$30,182	$—	$42,277

Cash flows from investing activities
Disposal of available-for-sale securities	—	5,303	—	—	5,303
Loan to affiliate company	—	(4,275)	—	—	(4,275)
Acquisition of vessels	—	(60,115)	—	—	(60,115)
Deposits for vessel acquisitions	—	—	(66,421)	—	(66,421)
Purchase of property, equipment and other fixed assets	—	(202)	(3,699)	—	(3,901)

Net cash used in investing activities	—	(59,289)	(70,120)	—	(129,409)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	38,420	(38,420)	—	—	—
Repurchase of senior notes	(15,703)	—	—	—	(15,703)
Repayment of long-term debt and payment of principal	—	(22,418)	(643)	—	(23,061)
Proceeds from long-term loans, net of deferred finance fees	—	39,128	28,871	—	67,999
Proceeds from loan payable to affiliate company, net of deferred finance fees	48,438	—	—	—	48,438
Dividends paid	(3,681)	—	—	—	(3,681)
Decrease in restricted cash	—	11,612	—	—	11,612
Acquisition of treasury stock	(819)	—	—	—	(819)
Payments of obligations under capital leases	—	—	(2,510)	—	(2,510)

Net cash provided by financing activities	66,655	(10,098)	25,718	—	82,275

(Decrease)/ increase in cash and cash equivalents	913	8,450	(14,220)	—	(4,857)

Cash and cash equivalents, at beginning of period	34,152	47,753	81,507	—	163,412

Cash and cash equivalents, at end of period	$35,065	$56,203	$67,287	$—	$158,555

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the nine months ended September 30, 2015	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(51,116)	$35,117	$38,377	$—	$22,378

Cash flows from investing activities
Acquisition of investments in affiliates	(14,668)	(6,650)	(1,528)	—	(22,846)
Loan to affiliate company	—	(6,614)	—	—	(6,614)
Increase in long-term receivable from affiliate companies	—	9,488	—	—	9,488
Dividends from affiliate companies	14,595	—	—	—	14,595
Deposits for vessel acquisitions	—	(6,906)	(9,213)	—	(16,119)
Purchase of property, equipment and other fixed assets	—	(195)	(5,933)	—	(6,128)

Net cash used in investing activities	(73)	(10,877)	(16,674)	—	(27,624)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	18,869	(20,397)	1,528	—	—
Repayment of long-term debt and payment of principal	—	(30,987)	(51)	—	(31,038)
Dividends paid	(31,369)	—	—	—	(31,369)
Decrease in restricted cash	—	1,234	—	—	1,234
Acquisition of noncontrolling interest	—	—	(6,800)	—	(6,800)
Payments of obligations under capital leases	—	—	(977)	—	(977)

Net cash used in financing activities	(12,500)	(50,150)	(6,300)	—	(68,950)

Net increase in cash and cash equivalents	(63,689)	(25,910)	15,403	—	(74,196)

Cash and cash equivalents, at beginning of period	98,539	77,085	71,932	—	247,556

Cash and cash equivalents, at end of period	$34,850	$51,175	$87,335	$—	$173,360

NOTE 15: SUBSEQUENT EVENT

a)	During October 2016, the Company prepaid one of its secured credit facilities, which had an outstanding balance of $15,319, using $13,802 cash, thus achieving a $1,517 benefit to nominal value. The Company entered into a new facility to refinance one Capesize vessel and the amount drawn was $16,125. The new credit facility is repayable in four consecutive quarterly instalments of $250, followed by 16 consecutive quarterly instalments of $275 each, with a final balloon repayment of 10,725 to be made on the last repayment date with the last installment. The first instalment will be due 15 months from the loan drawdown. The credit facility bears interest at LIBOR plus 300 bps per annum. The loan has a tenor of six years.
b)	During October 2016, the Company repurchased $26,941 of its 2019 Notes for a cash consideration of $14,901.
c)	On November 8, 2016, the Company announced the completion of the offer to exchange its Series G and Series H. A total of 24,431 Series G and Series H were validly tendered representing an aggregate nominal value of $61,078. The Company paid an aggregate of $8,657 in cash and issued a total of 7,589,176 shares of common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: December 1, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Loan Agreement for a Loan of up to $16.125 million, dated as of November 3, 2016, by and between Nostos Shipmanagement Corp. and Alpha Bank A.E..